    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JANUARY 25, 2001


                                            REGISTRATION STATEMENT NO. 333-34640
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                           --------------------------


                                AMENDMENT NO. 3
                                       TO


                                    FORM S-3
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                               ------------------

                         QUESTAR MARKET RESOURCES, INC.

             (Exact Name of Registrant as Specified in Its Charter)

                    UTAH                                             87-0287750
      (State or Other Jurisdiction of                             (I.R.S. Employer
       Incorporation or Organization)                          Identification Number)

                           180 EAST 100 SOUTH STREET
                                P. O. BOX 45601
                        SALT LAKE CITY, UTAH 84145-0601
                                 (801) 324-2600
              (Address, including zip code, and telephone number,
       including area code, of registrant's principal executive offices)
                           --------------------------

                            CONNIE C. HOLBROOK, ESQ.
                         QUESTAR MARKET RESOURCES, INC.
                           180 EAST 100 SOUTH STREET
                                P. O. BOX 45601
                        SALT LAKE CITY, UTAH 84145-0601
                                 (801) 324-2600
            (Name, address, including zip code, and telephone number
                   including area code, of agent for service)
                           --------------------------

                                   COPIES TO:

         RICHARD J. GROSSMAN, ESQ.                             PAUL C. PRINGLE, ESQ.
  Skadden, Arps, Slate, Meagher & Flom LLP                        Brown & Wood LLP
             Four Times Square                           555 California Street, Suite 5000
       New York, New York 10036-6522                      San Francisco, California 94104
            Tel: (212) 735-3000                                 Tel: (415) 772-1200
            Fax: (212) 735-2000                                 Fax: (415) 397-4621

        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
 As soon as practicable after the effective date of this Registration Statement

    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended, check the following box: / /

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box / /

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement for the same offering: / /

    If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement number for the same offering: / /

    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box: / /
                           --------------------------

                        CALCULATION OF REGISTRATION FEE

                                                                                         PROPOSED
                                                                    PROPOSED              MAXIMUM
          TITLE OF SECURITIES                AMOUNT TO BE       MAXIMUM OFFERING         AGGREGATE            AMOUNT OF
            TO BE REGISTERED                  REGISTERED        PRICE PER NOTE(1)    OFFERING PRICE(1)    REGISTRATION FEE
% Notes Due 20[  ]......................     $150,000,000             100%             $150,000,000            $39,600

(1) Estimated solely for the purpose of computing the registration fee in accordance with Rule 457(c) of the Securities Act.
                            ------------------------

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                             SUBJECT TO COMPLETION


                 PRELIMINARY PROSPECTUS DATED JANUARY 25, 2001

THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

P R O S P E C T U S

                                  $150,000,000

                                     [LOGO]

                         QUESTAR MARKET RESOURCES, INC.
                     (A SUBSIDIARY OF QUESTAR CORPORATION)
                               % NOTES DUE 20[  ]

    We will pay interest on the notes on       and       of each year, beginning
            , 2001. The notes will mature on             , 20[  ]. We may redeem
some or all of the notes at any time at redemption prices described in this prospectus.

    The notes will be unsecured obligations and rank equally with our other unsecured indebtedness. The notes will be issued only in registered form in denominations of $1,000.


    Investing in our notes involves risks. See "Risk Factors" beginning on page 8.


                                                           PER NOTE      TOTAL
                                                           --------   ------------
Public offering price(1).................................    100%     $150,000,000
Underwriting discount....................................       %     $
Proceeds, before expenses, to Questar Market Resources...       %     $

------------------------

(1) Plus accrued interest from             , 2001, if settlement occurs after
    that date

    These notes are being offered on a firm commitment basis. The underwriters have agreed to purchase all of the notes sold pursuant to the purchase agreement if any of these notes are purchased.

    Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

    The notes will be ready for delivery in book-entry form only through The
Depository Trust Company on or about             , 2001.

MERRILL LYNCH & CO.

                  BANC OF AMERICA SECURITIES LLC

                                     BANC ONE CAPITAL MARKETS, INC.

                                                        TD SECURITIES
                            ------------------------

               The date of this prospectus is             , 2001.

                               TABLE OF CONTENTS


                                                                PAGE
                                                              --------
Summary.....................................................      2

Risk Factors................................................      8

Cautionary Statement Regarding Forward-Looking Statements...     12

Use of Proceeds.............................................     12

Capitalization..............................................     13

Selected Consolidated Financial Data........................     14

Management's Discussion and Analysis of Financial Condition
 and Results of Operations..................................     16

Business....................................................     24

Our Relationship with Questar...............................     29

Description of the Notes....................................     30

Underwriting................................................     40

Legal Matters...............................................     41

Experts.....................................................     42

Where You Can Find Additional Information...................     42

Glossary of Commonly Used Oil & Gas Terms...................     44


                            ------------------------

    You should rely only on the information contained or incorporated by reference in this prospectus. We have not, and the underwriters have not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell the notes in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus is accurate only as of the date on the front cover of this prospectus. Our business, financial condition, results of operations and prospects may have changed since that date.

                                    SUMMARY


    This summary highlights selected information from this prospectus, but does not contain all information that may be important to you. You should read the entire prospectus carefully, including the financial data and related notes, before making an investment decision. We have provided definitions for some of the oil and gas terms used in this prospectus in the "Glossary of Commonly Used Oil & Gas Terms" on page 44 of this prospectus.


                                  THE COMPANY

    Questar Market Resources, Inc, is a wholly-owned subsidiary of Questar Corporation ("Questar"). Questar is a publicly traded diversified natural gas company with two principal business units, Market Resources and Regulated Services. We comprise the Market Resources unit of Questar and as such engage in oil and gas exploration and production; gas gathering and processing; wholesale gas, electricity, and hydrocarbon liquids marketing and trading; and the acquisition and development of producing oil and gas properties.

                            OUR CORPORATE STRUCTURE

    The following is a diagram of Questar's and our corporate structure:

                                     [LOGO]

                         OUR RELATIONSHIP WITH QUESTAR

    We are parties to several agreements with Questar and its affiliates which govern different aspects of our relationship with Questar. Summaries of the agreements may be found under the heading "OUR RELATIONSHIP WITH QUESTAR" in this prospectus.

                             OUR BUSINESS STRATEGY

    We believe we can best meet and balance the expectations of Questar and our fixed income investors by pursuing the following strategies in our business:

    - achieve a prudent, disciplined program for growing our oil and gas reserves

    - provide stakeholder value performance in both the short and long term

    - employ hedging and other risk management tools to manage cyclicality

    - maintain a strong balance sheet that permits prudent growth opportunities

    - maintain a portfolio of quality drilling prospects

    - identify and divest non-core and marginal assets and activities

    - employ technology and proven innovations to reduce costs

                              RECENT DEVELOPMENTS


    PINEDALE ANTICLINE PROJECT. On December 7, 2000, Questar reported information on nine additional wells that were drilled by Questar E&P and Wexpro in their Pinedale Anticline drilling program in western Wyoming. Five of the nine wells were completed with initial flow rates ranging from 7.5 MMcf per day to 10.2 MMcf per day. The wells were fracture stimulated in between 6 and 11 individual sandstone intervals, and the flow rates reflected only completed intervals. A sixth well was completed in only two fracture-stimulated intervals due to government winter restrictions and had an initial daily flow rate of 2.6 MMcf per day. The remaining three wells have reached total depth, but completion efforts will be delayed until 2001 because of government winter restrictions. The drilling results and initial production from these new wells are in line with expectations for the area. Average completed well cost for the six wells was $2.2 million, also in line with our projections. At December 31, 2000, the six completed wells were producing into the pipeline at an average rate per well of approximately 2.6 MMcf a day. Additional data will be gathered from these new wells and existing producing wells to determine any changes in our 2001 Pinedale Anticline drilling program, for which we are now seeking permits. For further discussion, see our current report on Form 8-K dated December 7, 2000, which is incorporated by reference in this prospectus.


    Recognizing that some flow rates are currently constrained by the capacity of surface production facilities, it is estimated that gross production on December 31, 2000, from 14 company-operated Pinedale wells was approximately 26 MMcf of natural gas and 45 barrels of oil per day. We have pre-sold our Pinedale production through February 2001 at an average price of $7.50 per Mcf (after gathering charges). At that price, we believe we will pay out drilling and completion costs in about four months.

    LITIGATION. On January 4, 2001, a district court judge in Oklahoma approved the settlement agreement in BRIDENSTINE V. KAISER-FRANCIS OIL COMPANY, a class action lawsuit that was originally filed against Questar E&P, other of our affiliates and Questar, and unrelated defendants in 1995. Pursuant to the terms of the settlement, we and Union Pacific Resources Company (predecessor in interest to Questar E&P) paid $22.5 million ($16.5 million by us and $6 million by Union Pacific Resources) to resolve all issues pending against the settling defendants. (The litigation involved fraud and contract claims against Questar E&P and other named defendants for a 17-year period for royalty payments on wells connected to an intrastate pipeline system in Oklahoma. The lawsuit did not specify the amount of damages being claimed, but estimates at times were in excess of $80 million plus punitive damages.) Questar E&P has paid the settlement funds, which are being held in escrow pending the expiration of a 30-day appeal period following the entry of the judge's order. Payment of the settlement funds did not have a material adverse impact on our financial results.

                             OUR EXECUTIVE OFFICES

    Our executive offices are located at 180 East 100 South, PO Box 45601, Salt Lake City, Utah 84145-0601, and our telephone number is (801) 324-2600.

                                  THE OFFERING

    The following is a brief summary of some of the terms of this offering. For a more complete description of the terms of the notes see "DESCRIPTION OF THE NOTES" in this prospectus.

Issuer.......................................  Questar Market Resources, Inc.

Securities offered...........................  $150,000,000 aggregate principal amount of
                                                  % notes due 20[  ].

Maturity.....................................  , 20[  ].

Interest payment dates.......................  and       , beginning             , 2001.

Ranking......................................  The notes will be unsecured and rank equally with our other unsecured indebtedness. Since
                                               we are a holding company, the claims of
                                               creditors of our subsidiaries will have
                                               priority over the claims of holders of the
                                               notes. At the present time we have no debt
                                               that would be considered senior to the notes.
                                               The indenture does not restrict the amount of
                                               indebtedness that we or our subsidiaries may
                                               incur.

                                               As of September 30, 2000, after giving pro
                                               forma effect to this offering and our use of
                                               the gross proceeds, there would have been
                                               outstanding approximately $297.1 million of
                                               total indebtedness.

Optional redemption..........................  We may redeem some or all of the notes at any time at the redemption prices described in
                                               this prospectus.

Use of proceeds..............................  We estimate that the net proceeds from the offering will be approximately
                                               $148.4 million. We intend to use these
                                               proceeds to:

                                                   - repay intercompany indebtedness owed to
                                                     Questar, and

                                                   - repay a portion of our bank term debt.

                      SELECTED CONSOLIDATED FINANCIAL DATA

                                    FOR THE NINE
                                    MONTHS ENDED                       FOR THE YEARS ENDED
                                    SEPTEMBER 30,                          DECEMBER 31,
                                 -------------------   ----------------------------------------------------
                                   2000       1999       1999       1998       1997       1996       1995
                                 --------   --------   --------   --------   --------   --------   --------
                                                     (IN THOUSANDS, EXCEPT RATIO DATA)
SELECTED INCOME STATEMENT DATA:
  Revenues.....................  $494,365   $359,068   $498,311   $458,272   $523,640   $484,080   $309,466
  Operating expenses...........   399,008    308,600    421,533    401,643    459,803    419,395    265,613
  Write-down of full cost oil
    and gas properties.........        --         --         --     31,000      6,000         --         --
  Write-down of gas gathering
    properties.................        --         --         --         --      3,000         --         --
                                 --------   --------   --------   --------   --------   --------   --------
  Operating income.............    95,357     50,468     76,778     25,629     54,837     64,688     43,853
  Other income.................     8,799      3,455      5,035      2,708      5,566        145      6,108
  Minority interest............      (441)
  Debt expense.................   (17,573)   (12,772)   (17,363)   (12,631)   (10,882)    (8,699)    (6,323)
  Income tax (expense)
    credit.....................   (29,903)   (11,158)   (18,584)     1,019    (10,410)   (13,687)   (11,984)
                                 --------   --------   --------   --------   --------   --------   --------
  Income from continuing
    operations.................    56,239     29,993     45,866     16,725     39,111     42,447     31,654
  Loss from discontinued
    operations.................        --         --         --       (563)    (1,021)      (322)        --
                                 --------   --------   --------   --------   --------   --------   --------
  Net income...................  $ 56,239   $ 29,993   $ 45,866   $ 16,162   $ 38,090   $ 42,125   $ 31,654
                                 ========   ========   ========   ========   ========   ========   ========
OTHER FINANCIAL DATA:
  Adjusted EBITDA(2)...........  $166,890   $112,472   $160,421   $130,714   $136,481   $123,512   $100,034
  Ratio of earnings to fixed
    charges(3).................      4.89       2.19       4.46       2.07       5.13       7.13       7.43
  Net cash provided from
    operating activities.......  $115,294   $ 89,982   $140,857   $127,513   $136,935   $ 83,309   $ 79,596
  Net cash used in investing
    activities.................   125,346     87,612     94,426    246,689     81,292    184,453     17,606
  Net cash provided from (used
    in) financing activities...    35,838     (9,450)   (48,281)   120,060    (54,615)    97,508    (63,200)
  Cash dividends paid to
    Questar....................    12,975     12,450     16,600     15,900     16,325     14,500     13,000

                                  AT SEPTEMBER 30,                       AT DECEMBER 31,
                                 -------------------   ----------------------------------------------------
                                   2000       1999       1999       1998       1997       1996       1995
                                 --------   --------   --------   --------   --------   --------   --------
                                                               (IN THOUSANDS)
SELECTED BALANCE SHEET DATA:
  Total assets.................  $953,268   $826,403   $847,891   $815,153   $696,675   $696,754   $457,620
  Short-term debt..............    43,200     19,700     24,500    121,800     44,300     78,000     14,000
  Long-term debt...............   253,894    263,924    264,894    181,624    133,387    120,000     53,000
  Common equity................   433,863    378,881    387,834    359,638    359,283    337,666    282,144

------------------------

(1) The information for nine months ended September 30, 2000 and 1999 and the years ended December 31, 1996 and 1995 is unaudited.

(2) As used in this prospectus, Adjusted EBITDA means earnings before interest (debt expense), income taxes, depreciation and amortization, and the write-down of investment in full cost oil and gas and gas gathering properties. Adjusted EBITDA is not a calculation based upon generally accepted accounting principles. Adjusted EBITDA should not be considered as an alternative to net income as an indicator of our operating performance, or as an alternative to cash flow as a better measure of liquidity. Adjusted EBITDA presented in this prospectus may not be comparable to other similarly titled measures reported by other companies. In evaluating Adjusted EBITDA, we believe that investors should consider, among other things, the amount by which Adjusted EBITDA exceeds interest expense, how Adjusted EBITDA compares to principal repayments on debt and how Adjusted EBITDA compares to capital expenditures for each period. Investors should avoid undue reliance on Adjusted EBITDA because it may not reflect signi-ficant trends otherwise important to an investor. In addition, we may have other functional or legal requirements that may require the conservation of funds for other uses such that the amount reported as Adjusted EBITDA may not be available for debt service.

(3) For purposes of this presentation, earnings represent income from continuing operations before income taxes and fixed charges for the 12 month-ended period. Fixed charges consist of total interest charges and amortization of debt issuance costs and the interest portion of rental costs (which is estimated at 50%) for the 12 month-ended period. The ratio of earnings to fixed charges was negatively affected by writedowns of our investment in full cost oil and gas and gas gathering properties totaling $31 million in 1998 and $9 million in 1997.

                                  RISK FACTORS

    Before deciding to invest in the notes, you should carefully consider the following risk factors, which we believe are material to your decision.

    DECREASED OIL AND GAS PRICES COULD ADVERSELY AFFECT OUR REVENUES, CASH FLOWS AND PROFITABILITY. Our operations are materially dependent on prices received for our oil and gas production. Both short-term and long-term price trends affect the economics of exploring for, developing, producing, gathering and processing oil and gas. Oil and gas prices can be volatile. We sell most of our oil and gas at current market prices rather than through fixed-price contracts, although as discussed below, we frequently hedge the price of a significant portion of future production in the financial markets. The prices we receive depend upon factors beyond our control, which include:

    - weather conditions;

    - the supply and price of foreign oil and gas;

    - the level of consumer product demand;

    - worldwide economic conditions;

    - political conditions in foreign countries;

    - the price and availability of alternative fuels;

    - the proximity to and capacity of transportation facilities;

    - worldwide energy conservation measures; and

    - government regulations, such as regulation of natural gas transportation and price controls.

    We believe that any prolonged reduction in oil and gas prices would depress our ability to continue the level of activity we otherwise would pursue, which could have a material adverse effect on our revenues, cash flows, and results of operations.

    WE HAVE SIGNIFICANT TRANSACTIONS INVOLVING COMMODITY PRICE HEDGING. In order to protect ourselves to some extent against unusual price volatility and to lock in favorable pricing on oil and gas production, we periodically enter into commodity price derivatives contracts (hedging arrangements) with respect to a portion of our expected production. These contracts may at any time cover as much as 75% of our energy production. These contracts reduce exposure to subsequent price drops but can also limit our ability to benefit when commodity prices rise. Use of energy price hedges also exposes us to the risk of non-performance by a contract counterparty. We carefully evaluate the financial strength of all contract counterparties but these parties might not be able to perform their obligations under the hedge arrangements. It is our policy that the use of commodity derivatives contracts be strictly confined to the price hedging of existing and forecast production, and we maintain a system of internal controls to assure there is no unauthorized trading or speculation on commodity prices. Unauthorized speculative trades could however occur that may expose us to substantial losses to cover a position in the contract.

    WE COMPETE IN A HIGHLY COMPETITIVE INDUSTRY, WHICH MAY ADVERSELY AFFECT OUR RESULTS OF OPERATIONS. The oil and gas exploration and production industry in which we compete is highly competitive. We compete with major oil companies, independent oil and gas businesses, and individual producers and operators, many of which have greater financial and other resources than we do. Industry members compete on both a national and regional basis for the acquisition of properties. Prices for production are dictated by national commodity markets and there is very little brand loyalty or distinction between competitors. We must also compete for pipeline capacity to transport gas to our markets. The industry, as a whole, competes with other industries which supply energy to industrial, commercial and other consumers.

    THE NATURE OF OUR OPERATIONS PRESENTS INHERENT RISKS OF LOSS THAT, IF NOT INSURED OR INDEMNIFIED AGAINST, COULD ADVERSELY AFFECT OUR RESULTS OF OPERATIONS. Our operations are subject to inherent hazards and risks such as:

    - fires;

    - natural disasters;

    - explosions;

    - formations with abnormal pressures;

    - blowouts;

    - collapses of wellbore, casing or other tubulars;

    - pipeline ruptures; and

    - spills.

    Any of these events could cause a loss of hydrocarbons, environmental pollution, personal injury or death claims, damage to our properties, or damage to the properties of others. As protection against operation hazards, we maintain insurance coverage against some, but not all, potential losses. Our coverages include:

    - operator's extra expense;

    - physical damage to certain assets;

    - employer's liability;

    - business interruption;

    - comprehensive general liability;

    - automobile; and

    - workers' compensation.

    Generally, the agreements that we execute with contractors provide for the division of responsibilities between the contractor and ourselves, and we seek to obtain an indemnification from the contractor for certain of these risks. To the extent we are unable to transfer such risks to the contractor, we seek protection through insurance that our management considers to be adequate. Such insurance or indemnification agreements may not adequately protect us against liability from all of the consequences of the hazards described above. The occurrence of an event not fully insured or indemnified against, or the failure of a contractor to meet its indemnification obligations, could result in substantial losses to us. In addition, insurance may not be available to cover any or all of these risks, or, even if available, it may not be adequate or insurance premiums or other costs may rise significantly in the future, so as to make such insurance prohibitively expensive.

    WE FACE MANY GOVERNMENT REGULATIONS. Extensive federal, state and local regulation of the oil and gas industry significantly affects our operations. In particular, our oil and gas exploration, development and production, and our storage, transportation and processing of liquid hydrocarbons, are subject to stringent environmental regulations. These regulations delay and increase the cost of planning, designing, drilling, installing, operating, and abandoning oil and gas wells and other related facilities. These regulations may become more demanding in the future.

    WE EXPEND SIGNIFICANT RESOURCES, BOTH FINANCIAL AND MANAGERIAL, TO COMPLY WITH ENVIRONMENTAL REGULATIONS AND PERMITTING REQUIREMENTS. We believe that our operations generally comply with applicable laws and regulations. Because of the nature of our business, we could be liable for personal injuries, property damage, oil spills, discharge of hazardous materials, remediation and clean-up cost and other environmental damages. We do not believe that full insurance coverage for all potential environmental damages is available at a reasonable cost. Failure to comply with these laws and regulations also may result in the suspension or termination of our operations and subject us to administrative, civil, and criminal penalties. Moreover, these laws and regulations could change in ways that substantially increase our costs.


    YOU SHOULD NOT PLACE UNDUE RELIANCE ON RESERVE INFORMATION BECAUSE SUCH INFORMATION REPRESENTS ESTIMATES. The registration statement incorporated by reference in this prospectus contains estimates of our proved oil and gas reserves and the future net cash flows from those reserves that were prepared by independent petroleum engineers. Estimating our proved reserves involves many uncertainties, including factors beyond our control. Petroleum engineers consider many factors and make assumptions in estimating our oil and gas reserves and future net cash flows. These factors include:


    - historical production from the area compared with production from other producing areas;

    - the assumed effect of governmental regulation; and

    - assumptions concerning oil and gas prices, production and development costs, severance and excise taxes, and capital expenditures.


    Lower oil and gas prices generally cause lower estimates of proved reserves. Estimates of reserves and expected future cash flows prepared by different engineers, or by the same engineers at different times, may differ substantially. Ultimately, actual production, revenues and expenditures relating to our reserves will vary from any estimates, and these variations may be material. Accordingly, the accuracy of our reserve estimates is a function of the quality of available data and of engineering and geological interpretation and judgment. If conditions remain constant, then we are reasonably certain that our reserve estimates represent economically recoverable oil and gas reserves and future net cash flows. If conditions change in the future, then subsequent reserve estimates may be revised accordingly.


    You should not assume that the present value of future net cash flows from our proved reserves is the current market value of our estimated oil and gas reserves. In accordance with Securities and Exchange Commission requirements, we base the estimated discounted future net cash flows from our proved reserves on prices and costs as of the date of the estimate. Actual future prices and costs may differ materially from those used in the net present value estimate.

    THERE ARE MANY RISKS IN DRILLING FOR OIL AND GAS WELLS. Our drilling activities subject us to many risks, including the risk that we will not find commercially productive reservoirs. Drilling for oil and gas can be unprofitable, not only from dry wells, but from productive wells that do not produce sufficient revenues to return a profit. Also, title problems, weather conditions, governmental requirements and shortages or delays in the delivery of equipment and services can delay our drilling operations or result in their cancellation. The cost of drilling, completing and operating wells is often uncertain, and new wells may not be productive or we may not recover all or any portion of our investment.

    WE DEPEND ON CERTAIN KEY INDIVIDUALS. Our business is dependent, to a significant extent, upon the performance of certain key individuals, including Gary L. Nordloh, our President and CEO, and R. D. Cash, Chairman of the Board and Chairman, President and CEO of Questar. The loss of services of these individuals could have a material adverse effect on us, if we were not able to replace them with individuals who had comparable skills and experience.

    AS A HOLDING COMPANY, WE DEPEND ON OUR SUBSIDIARIES TO MEET OUR FINANCIAL OBLIGATIONS. We are a holding company with no significant assets other than the stock of our subsidiaries. In order to meet our financial needs, we rely exclusively on repayments of principal and interest on intercompany loans made by us to our operating subsidiaries and income from dividends and other cash flow from the subsidiaries. Such operating subsidiaries may not generate sufficient net income to pay upstream dividends or cash flow to make payments of principal or interest on our intercompany loans. There are, however, no contractual or regulatory restrictions on the ability of our subsidiaries to pay dividends to us or repay intercompany debt and we have full discretion over receipt of dividends, intercompany loan repayments and receipt of other payments from our subsidiaries.

    THE ABSENCE OF A PUBLIC MARKET FOR THE NOTES COULD LIMIT A PURCHASER'S ABILITY TO RESELL THEM. The notes will be a new issue of securities with no established trading market. The underwriters may make a market in the notes, but the underwriters will not be obligated to do so and may discontinue any market-making at any time without notice. Consequently, the liquidity of any secondary market for the notes is uncertain. The notes will not be listed on any public exchange.

    WE ARE DEPENDENT ON BANK CREDIT FACILITIES AND CONTINUED ACCESS TO CAPITAL MARKETS TO SUCCESSFULLY EXECUTE OUR OPERATING STRATEGIES. Prior to the issuance of the notes, we have relied upon bank borrowing and intercompany loans from Questar to finance the execution of our operating strategies. Questar has in turn relied upon its own access to short-term commercial paper markets to make intercompany loans to us. We are dependent on these capital sources to provide capital to acquire and develop our properties. The availability and cost of these credit sources is cyclical and these capital sources may not remain available to us or we may not be able to obtain money at a reasonable cost in the future. In addition, all of our bank loans and short term loans from Questar are in the form of floating rate debt. From time to time we have used interest rate derivatives to fix the rate on a portion of our variable rate debt, but at present we have no active interest rate hedges in place to protect against interest rate fluctuations on bank and parent company debt. In addition, the interest rate on our bank loan is tied to our debt credit ratings published by Standard & Poor's and Moody's Investors Service. A ratings down-grade could increase the interest cost of this debt and decrease future availability of money from banks and other sources. We believe it is important to maintain investment grade credit ratings to conduct our business, but we may not be able to keep investment grade ratings.

    THERE IS NO PROMISE OF CONTINUING RELATIONSHIPS WITH QUESTAR. We are a wholly owned subsidiary of Questar and our goals and strategies are important to Questar. Questar, however, offers no explicit promise of continued ownership or of the availability of capital going forward. Our ability to receive future equity and debt capital from our parent also depends on Questar's ability to access capital markets on reasonable terms. We also benefit from business transactions with affiliated operating companies. Questar Gas Management and Wexpro have long-term agreements to gather and develop reserves owned by an affiliate, Questar Gas Company. All transactions are on an arm's-length basis, but such business relationships may not continue in the future.

    WE HAVE SIGNIFICANT INVESTMENT IN CANADIAN OIL AND GAS PROPERTIES. With the acquisition of Canor, we have significant foreign investment in Canada. In order to protect against foreign exchange translation losses on our Canadian investment, we attempt to borrow money in Canadian dollars, the value of which changes as the value of the Canadian assets change. We could however lose the continued availability of Canadian dollar debt. We are also exposed to foreign currency risk in the value of our income from these operations. For the present time this risk is reduced by our desire to reinvest the cash flows of the Canadian operation. In Canada we are also exposed to foreign laws, drilling and transportation constraints, business practices and markets that may be different from our experience in the United States. We believe we can reduce this risk by retaining competent local professionals with experience in Canadian operating and legal practices, but unexpected developments could expose us to risk of investment loss in Canada or qualified personnel might not be available to manage this investment.

    THE NOTES ARE EFFECTIVELY SUBORDINATE TO INDEBTEDNESS OF OUR
SUBSIDIARIES. The notes will rank equally with our other unsecured debt, but will be considered subordinate to claims of creditors of our subsidiaries. At the present time we have no debt that would be considered senior to these notes. The indenture does not contain any financial covenants or otherwise restrict the amount of indebtedness which we or our subsidiaries may incur. At the present time the only debt owed by our subsidiaries is debt that is either guaranteed by us or is intercompany debt owed to us as the parent.

           CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

    This prospectus includes "forward-looking statements" within the meaning of
Section 27(a) of the Securities Act of 1933, as amended, and Section 21(e) of the Securities Exchange Act of 1934, as amended. All statements other than statements of historical facts included or incorporated by reference in this prospectus, including, without limitation, statements regarding our future financial position, business strategy, budgets, projected costs and plans and objectives of management for future operations, are forward-looking statements. In addition, forward-looking statements generally can be identified by the use of forward-looking terminology such as "may", "will", "could," "expect", "intend", "project", "estimate", "anticipate", "believe", "forecast" or "continue" or the negative thereof or variations thereon or similar terminology. Although we believe that the expectations reflected in these forward-looking statements are reasonable, we cannot assure you that such expectations will prove to have been correct. Important factors that could cause actual results to differ materially from those expressed or implied in forward-looking statements include changes in general economic conditions, gas and oil prices and supplies, competition, regulation of the Wexpro settlement agreement, availability of gas and oil properties for sale or exploration, the rate of inflation, the weather and other natural phenomena, the effect of accounting policies issued periodically by accounting standard-setting bodies, and other factors beyond our control that could affect adversely our financial condition and results of operations. All our subsequent written and oral forward-looking statements or those of persons acting on our behalf, are qualified by these cautionary statements.

                                USE OF PROCEEDS

    We plan to use the net proceeds from the sale of the notes to first repay all intercompany indebtedness we owe Questar ($11.7 million at September 30, 2000) and then apply the remainder to repay a portion of our bank term debt. At September 30, 2000, our bank term debt totaled approximately $253.9 million and had an average interest rate of 7.03% per annum, short-term debt owed to Questar totaled approximately $11.7 million and had an interest rate of 6.76% per annum and outstanding commercial paper of $31.5 million had an interest rate of 7.1% per annum. We incurred our bank term debt and short-term debt for general corporate purposes, including working capital needs.

    Application of the gross proceeds of this offering first to repayment of intercompany debt outstanding at September 30, 2000 and then to repayment of our bank term debt on that date, would provide affiliates of certain of the underwriters the following loan repayment amounts: Bank America--
$27.7 million; Bank One NA--$27.7 million; and Toronto Dominion--$9.2 million.

                                 CAPITALIZATION

    The following table sets forth our capitalization on a consolidated basis as of September 30, 2000 and as adjusted for the gross proceeds of this offering. You should refer to our consolidated financial statements, including the notes to such financial statements, included in the documents incorporated by reference herein for additional information. See "Where You Can Find Additional Information".

                                                               AS OF SEPTEMBER 30, 2000
                                                                    (IN THOUSANDS)
                                                    -----------------------------------------------
                                                                                             AS
                                                                 NOTE                     ADJUSTED
                                                     ACTUAL    OFFERING    AS ADJUSTED   PERCENTAGE
                                                    --------   ---------   -----------   ----------
Short-term debt--
  Intercompany debt owed Questar..................  $ 11,700   ($ 11,700)    $      0
  Commercial paper................................    31,500                   31,500
                                                    --------   ---------     --------
    Total short-term debt.........................    43,200     (11,700)      31,500         4.3%
                                                    --------   ---------     --------
Long-term debt--
  Bank term debt..................................   253,894    (138,300)     115,594
  Notes offered hereby............................               150,000      150,000
                                                    --------   ---------     --------
    Total long-term debt..........................   253,894      11,700      265,594        36.3%
                                                    --------   ---------     --------
Common shareholder's equity.......................   433,863                  433,863        59.4%
                                                    --------                 --------       -----
Total capitalization..............................  $730,957                 $730,957       100.0%
                                                    ========                 ========       =====

                      SELECTED CONSOLIDATED FINANCIAL DATA


    The following table sets forth our selected financial data. You should read this table together with the "Management's Discussion and Analysis of Financial Condition and Results of Operations" included in this prospectus and the Consolidated Financial Statements and the notes thereto included in our registration statement on Form 10/A dated January 25, 2001 and in our Quarterly Report on Form 10-Q for the quarter-ended September 30, 2000, each of which is incorporated by reference in this prospectus. The information for the nine months ended September 30, 2000 and 1999 and the years ended December 31, 1996 and 1995 is unaudited.


                                    FOR THE NINE
                                    MONTHS ENDED                       FOR THE YEARS ENDED
                                    SEPTEMBER 30,                          DECEMBER 31,
                                 -------------------   ----------------------------------------------------
                                   2000       1999       1999       1998       1997       1996       1995
                                 --------   --------   --------   --------   --------   --------   --------
                                                     (IN THOUSANDS, EXCEPT RATIO DATA)
SELECTED INCOME STATEMENT DATA:
  Revenues.....................  $494,365   $359,068   $498,311   $458,272   $523,640   $484,080   $309,466
  Operating expenses...........   399,008    308,600    421,533    401,643    459,803    419,395    265,613
  Write-down of full cost oil
    and gas properties.........        --         --         --     31,000      6,000         --         --
  Write-down of gas gathering
    properties.................        --         --         --         --      3,000         --         --
                                 --------   --------   --------   --------   --------   --------   --------
  Operating income.............    95,357     50,468     76,778     25,629     54,837     64,688     43,853
  Other income.................     8,799      3,455      5,035      2,708      5,566        145      6,108
  Minority Interest............      (441)
  Debt expense.................   (17,573)   (12,772)   (17,363)   (12,631)   (10,882)    (8,699)    (6,323)
    Income tax (expense)
      credit...................   (29,903)   (11,158)   (18,584)     1,019    (10,410)   (13,687)   (11,984)
                                 --------   --------   --------   --------   --------   --------   --------
    Income from continuing
      operations...............    56,239     29,993     45,866     16,725     39,111     42,447     31,654
    Loss from discontinued
      operations...............        --         --         --       (563)    (1,021)      (322)        --
                                 --------   --------   --------   --------   --------   --------   --------
  Net income...................  $ 56,239   $ 29,993   $ 45,866   $ 16,162   $ 38,090   $ 42,125   $ 31,654
                                 ========   ========   ========   ========   ========   ========   ========
OTHER FINANCIAL DATA:
  Adjusted EBITDA(1)...........  $166,890   $112,472   $160,421   $130,714   $136,481   $123,512   $100,034
  Ratio of earnings to fixed
    charges(2).................      4.89       2.19       4.46       2.07       5.13       7.13       7.43
  Net cash provided from
    operating activities.......  $115,294   $ 89,982   $140,857   $127,513   $136,935   $ 83,309   $ 79,596
  Net cash used in investing
    activities.................   125,346     87,612     94,426    246,689     81,292    184,453     17,606
  Net cash provided from (used
    in) financing activities...    35,838     (9,450)   (48,281)   120,060    (54,615)    97,508    (63,200)
  Cash dividends paid to
    Questar....................    12,975     12,450     16,600     15,900     16,325     14,500     13,000

                                  AT SEPTEMBER 30,                       AT DECEMBER 31,
                                 -------------------   ----------------------------------------------------
                                   2000       1999       1999       1998       1997       1996       1995
                                 --------   --------   --------   --------   --------   --------   --------
                                                               (IN THOUSANDS)
SELECTED BALANCE SHEET DATA:
  Total assets.................  $953,268   $826,403   $847,891   $815,153   $696,675   $696,754   $457,620
  Short-term debt..............    43,200     19,700     24,500    121,800     44,300     78,000     14,000
  Long-term debt...............   253,894    263,924    264,894    181,624    133,387    120,000     53,000
  Common equity................   433,863    378,881    387,834    359,638    359,283    337,666    282,144

(1) As used in this prospectus, Adjusted EBITDA means earnings before interest (debt expense), income taxes, depreciation and amortization, and the write-down of investment in full cost oil and gas and gas gathering properties. Adjusted EBITDA is not a calculation based upon generally accepted accounting principles. Adjusted EBITDA should not be considered as an alternative to net income as an indicator of our operating performance, or as an alternative to cash flow as a better measure of liquidity. Adjusted EBITDA presented in this prospectus may not be comparable to other similarly titled measures reported by other companies. In evaluating Adjusted EBITDA, we believe that investors should consider, among other things, the amount by which Adjusted EBITDA exceeds interest expense, how Adjusted EBITDA compares to principal repayments on debt and how Adjusted EBITDA compares to capital expenditures for each period. Investors should avoid undue reliance on Adjusted EBITDA because it may not reflect significant trends otherwise important to an investor. In addition, we may have other functional or legal requirements that may require the conservation of funds for other uses such that the amount reported as Adjusted EBITDA may not be available for debt service.

(2) For purposes of this presentation, earnings represent income from continuing operations before income taxes and fixed charges for the 12 month-ended period. Fixed charges consist of total interest charges and amortization of debt issuance costs and the interest portion of rental costs (which is estimated at 50%) for the 12 month-ended period. The ratio of earnings to fixed charges was negatively affected by writedowns of our investment in full cost oil and gas and gas gathering properties totaling $31 million in 1998 and $9 million in 1997.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

    The following discussion and analysis addresses changes in our financial condition and results of operations.

RESULTS OF OPERATIONS

                                                   NINE MONTHS ENDED              YEAR ENDED
                                                     SEPTEMBER 30,               DECEMBER 31,
                                                  -------------------   ------------------------------
                                                    2000       1999       1999       1998       1997
                                                  --------   --------   --------   --------   --------
                                                          (IN THOUSANDS, EXCEPT PER UNIT DATA)
Operating income
  Revenues:
    Natural gas sales...........................  $132,374   $ 89,278   $125,245   $ 98,767   $ 89,489
    Oil and NGL sales...........................    44,893     29,516     41,521     36,722     53,722
    Cost of service gas operations..............    53,850     44,586     61,705     61,448     52,950
    Energy marketing............................   238,589    176,491    243,296    234,565    297,413
    Gas gathering and processing................    20,817     15,939     22,341     21,954     25,998
    Other.......................................     3,842      3,258      4,203      4,816      4,068
                                                  --------   --------   --------   --------   --------
      Total revenues............................   494,365    359,068    498,311    458,272    523,640
  Operating expenses:
    Energy purchases............................   234,606    174,729    239,201    230,462    291,851
    Operating and maintenance...................    72,647     59,029     79,916     73,763     72,958
    Depreciation and amortization...............    63,175     58,549     78,608     71,377     67,078
    Write-down of full cost oil and gas
      properties................................                                     31,000      6,000
    Write-down of gas gathering properties......                                                 3,000
    Other taxes.................................    25,122     15,009     21,516     24,988     25,569
    Wexpro settlement agreement-oil income
      sharing...................................     3,458      1,284      2,292      1,053      2,347
                                                  --------   --------   --------   --------   --------
      Total operating expenses..................   399,008    308,600    421,533    432,643    468,803
                                                  --------   --------   --------   --------   --------
        Operating income........................  $ 95,357   $ 50,468   $ 76,778   $ 25,629   $ 54,837
                                                  ========   ========   ========   ========   ========
Operating statistics
  Production volumes (excluding cost of service
    activities):
    Natural gas (MMcf)..........................    51,985     45,946     62,712     51,309     47,442
    Oil and NGL (MBbl)..........................     1,679      1,770      2,311      2,340      2,377
  Production revenue (excluding cost of service
    activities):
    Natural gas (per Mcf).......................  $   2.55   $   1.94   $   2.00   $   1.92   $   1.89
    Oil and NGL (per Bbl).......................     20.48      13.18      13.92      12.70      17.77
  Wexpro investment base, net of deferred income
    taxes (in thousands)........................  $116,150   $106,298   $108,890   $ 97,594   $ 72,867
  Energy-marketing volumes (in thousands of
    equivalent Dth).............................    79,148     87,829    112,982    113,513    142,601
  Natural gas-gathering volumes (in MDth):
    For unaffiliated customers..................    68,244     64,485     84,961     72,908     57,586
    For Questar Gas.............................    26,588     22,257     32,050     29,893     28,506
    For other affiliated customers..............    18,154     14,083     19,659     17,720     17,679
                                                  --------   --------   --------   --------   --------
      Total gathering...........................   112,986    100,825    136,670    120,521    103,771
                                                  ========   ========   ========   ========   ========
    Gathering revenue (per Dth).................  $   0.13   $   0.15   $   0.15   $   0.16   $   0.21

REVENUES

TWELVE MONTHS ENDED DECEMBER 31, 1999 COMPARED TO TWELVE MONTHS ENDED DECEMBER 31, 1998

    Revenues from natural gas sales were 27% higher in 1999 compared with 1998. Gas production rose 22% and selling prices were 4% higher. Revenues from selling oil and NGL, excluding cost of service activities, climbed 8% in 1999 due to a 10% increase in average selling prices. The effect of gas imbalances on results of operations, liquidity, and capital resources was insignificant.

    Revenues and product purchases for marketing activities both increased 4% in 1999 compared with 1998 resulting in no change in the margin year to year. In 1999, we received refunds from pipelines as a result of orders issued by the Federal Energy Regulatory Commission ("FERC"). Marketing volumes were unchanged year to year.

    Revenues from gas gathering and processing grew 2% in 1999. Gathering volumes increased 13% because of increased drilling and gas production in the Rocky Mountain region. A change in the terms of the gathering contract with Questar Gas reduced the gathering rate from $.21 per Dth in 1997 to $.16 per Dth in 1998 and also resulted in a $3 million write-down of gathering assets in 1997 due to the projected reduction of gathering revenue.

    During 1999, we had forward sale contracts in place on approximately 59% of our gas production at an average price of $2.03 per Mcf, net back to the well. Approximately 56% of oil production, excluding cost of service oil production was hedged at an average price of $15.02 per barrel, net back to the well, which was equivalent to $16.33 per barrel using the West Texas Intermediate benchmark. At December 31, 1999, approximately 52% of our owned gas production in 2000 and 2001 was under hedging contracts with prices, net back to the well, between $2.15 and $2.23 per Mcf. On that date, approximately 84% of oil production in 2000 and 2001, excluding cost of service oil production, was hedged at $17.22 to $17.67 per barrel, net back to the well.

NINE MONTHS ENDED SEPTEMBER 30, 2000 COMPARED TO NINE MONTHS ENDED
  SEPTEMBER 30, 1999

    Continued strength in commodity prices and increased gas production in 2000 resulted in revenues that were substantially higher than the revenues reported for the comparable 1999 period. The average natural gas price per Mcf increased 31% in the first nine months of 2000 when compared with the same period of 1999. Double-digit gas production growth also contributed to the increase in revenues in the 2000 period. Oil and NGL prices increased 55% per barrel in the first nine months of 2000 (excluding Wexpro's oil production). The effect of gas imbalances on results of operations, liquidity, and capital resources was insignificant.

    The higher gas price realizations were the combined result of hedging contracts on a portion of the gas produced and higher spot market prices on the remainder. Approximately 42% of the gas produced in the third quarter was sold under hedge contracts at an average price of $2.20 per Mcf, net back to the wellhead. About one-third of the contracts in place at September 30, 2000 are collars and the remainder are fixed price contracts. The floor price of collar arrangements was used in calculating the average hedged price. Approximately 77% of oil produced in the third quarter, excluding Wexpro production, was hedged at an average price of $17.03 per barrel, net back to the wellhead.

    Gas production benefitted from a successful development drilling program and the first quarter acquisition of Canadian producing properties. In the third quarter, Canadian gas production grew 143% to 1.8 Bcf. U.S. gas production was 5% above year-ago levels at 15.6 Bcf as increased drilling activity offset a property sale in the fourth quarter of 1999. However, the increased drilling did not fully replace the production of oil and NGL as a result of selling nonstrategic properties in the fourth-quarter of 1999.

EXPENSES

TWELVE MONTHS ENDED DECEMBER 31, 1999 COMPARED TO TWELVE MONTHS ENDED DECEMBER 31, 1998

    A 31% drop in the average selling price of oil and NGL caused a $31 million write-down of oil and gas properties in the fourth quarter of 1998 under full cost accounting rules. The write-down reduced our income in 1998 by $18.5 million after taxes. Our revenues decreased 12% in 1998 compared with 1997, due primarily to lower marketing revenues and lower selling prices for oil and NGL. Natural gas production increased 8% primarily as a result of producing properties acquired in September 1998. Lower commodity prices in Canada accounted for a $6 million full cost write-down in 1997.

    Operating and maintenance expenses increased 8% in 1999 primarily due to an increase in the number of gas and oil properties. Production costs in aggregate increased 10% in 1999 compared with 1998, but were 6% lower on a cost per Mcfe basis. The full cost amortization rate decreased to $.80 per Mcfe of production for 1999, down from $.85 in 1998. However, depreciation and amortization expense increased 10% in 1999 because of higher gas production.

    We achieved a five-year average full cost finding and acquisition cost of $.90 per Mcfe in 1999 compared with $.95 per Mcfe in 1998. With respect to our cost of service activities, the five-year average finding cost was $.64 per Mcfe and $.80 per Mcfe in 1999 and 1998; respectively.

    Debt expense was $10.9 million, $12.6 million and $17.4 million in 1997, 1998 and 1999, respectively. Debt expense was higher in 1999 and 1998 when compared with the corresponding prior year, because of higher levels of borrowings used to finance capital expansion.

    Effective income tax rates are below the combined Federal, state and foreign statutory rate of about 40% primarily due to a portion of our gas production qualifying for nonconventional fuel tax credits, which reduced income tax expense by $5.3 million in 1999, $5.7 million in 1998, and $6.6 million in 1997.

NINE MONTHS ENDED SEPTEMBER 30, 2000 COMPARED TO NINE MONTHS ENDED
  SEPTEMBER 30, 1999

    Operating and maintenance expenses were higher in the nine-month period of 2000 when compared with the corresponding 1999 period primarily because of the increase in the number of producing properties, including the acquisition of Canor in January 2000, and an increase in legal expenses. In addition, higher gas prices increased the cost of replacing gas in extraction plant operations.

    The combined U.S. and Canadian full cost amortization rate for the first nine months of 2000 declined $.02 to $.79 per Mcfe compared with the rate a year ago. The lower rate was due to successfully adding reserves through drilling and purchases, while selling nonstrategic properties at favorable prices. Depreciation and amortization expenses were higher in the 2000 period when compared with the 1999 period because increased production volumes from full cost properties more than offset the lower amortization rates. Also, increased investment in other properties resulted in a higher depreciation expense in the 2000 period. The fourth quarter rate is expected to be $.78 per Mcfe.

    Higher commodity prices and increased gas production volumes resulted in an increase in production-related taxes reported as Other Taxes on the consolidated income statement. Debt expense was higher in the 2000 period because of increased borrowings and higher interest rates.

    The effective income tax rate for the first nine months of 2000 was 34.7%, up from the 27.1% for the same period of 1999. The effective income tax rate increased largely because of a reduction in nonconventional fuel tax credits and a higher portion of earnings derived from Canada, where income tax rates are higher. We recognized $3,332,000 of nonconventional fuel tax credits in the 2000 period and $3,992,000 in the 1999 period.

OPERATING INCOME AND NET INCOME

TWELVE MONTHS ENDED DECEMBER 31, 1999 COMPARED TO TWELVE MONTHS ENDED DECEMBER 31, 1998

    Our operating income increased 36% in 1999 compared with 1998, excluding the 1998 full cost write-down. Net income increased 32% over the prior year, excluding the full cost write-down. Primary factors were an increase in gas production, higher commodity prices and an increase in the Wexpro investment base.

    Wexpro's investment base, net of deferred income taxes, grew 12% to $108.9 million as of December 31, 1999, through our successful development drilling program. Wexpro's investment base represents the unamortized portion of the dollars we have invested in assets that are regulated by the Wexpro Settlement Agreement, as described in Note 10 of the Notes to Consolidated Financial Statements included in our registration statement on Form 10/A and incorporated by reference in this prospectus. Wexpro's effective after-tax return on investment in those properties was 18.9% at the end of the year.

NINE MONTHS ENDED SEPTEMBER 30, 2000 COMPARED TO NINE MONTHS ENDED SEPTEMBER 30, 1999

    Our nine month operating income increased 89% compared with 1999 and net income increased 88% over the same period last year. Higher commodity prices and gas production were the primary reasons for the increase. Also, earnings for Wexpro and gathering, processing and marketing were higher. Wexpro's net income increased $2.7 million in the first nine months of 2000. Wexpro increased its investment in development-drilling projects during the period. In addition, higher oil and NGL prices contributed to Wexpro's improved earnings.

    Our other income was substantially higher in the first nine months of 2000. We recorded $1.9 million of capitalized finance costs (AFUDC) on our gas storage facility, of which $476,000 was attributable to our partner in the project. Operation of the underground gas storage facility began in September 2000. The remainder of the increase was the result of a $1.6 million pre-tax gain from the sale of securities and interest earned on the cash collateral deposited in commodity trading accounts with brokers.

    Gathering, processing and marketing operations reported a $4.3 million increase in earnings for the first nine months of 2000 versus the 1999 period. The increase resulted primarily from higher liquids prices realized from processing plants and our share of AFUDC recorded on a storage facility.

RESERVES

    Excluding activities with respect to cost of service related reserves, we achieved a 131% reserve replacement ratio in 1999. Reserve additions, revisions and purchases amounted to 134 Bcfe with 108% of the reserve replacement ratio coming from drilling results and 23% coming from purchases. Our reserve replacement ratio measures the extent to which our annual oil and gas production volumes are replaced in the current year through acquisitions, discoveries, development drilling and revisions of prior estimates, less any sales of reserves that may have occurred. In 1999 we sold 34 Bcfe of nonstrategic reserves mostly in the Permian Basin and Kansas with combined daily production of 4.3 MMcf of gas and 1,100 barrels of oil. The sale proceeds helped reduce the full cost amortization rate in the fourth quarter of 1999. Reserve replacement in 1998 was 260% or 170 Bcfe, primarily as a result of acquiring an estimated 150 Bcfe of proved oil and gas reserves, primarily in Oklahoma, as well as in Texas, Arkansas and Louisiana. The proved reserves associated with properties qualifying for nonconventional fuel credits are not dependent upon the existence of the income tax credits to be economically producible and are not a significant part of our proved reserves. The expiration of these credits on December 31, 2002 is not expected to have a significant impact on future operations or proved reserves.

LIQUIDITY AND CAPITAL RESOURCES

OPERATING ACTIVITIES

    Net cash provided from operating activities was derived from the following:

                                                      NINE MONTHS
                                                  ENDED SEPTEMBER 30,      YEAR ENDED DECEMBER 31,
                                                  -------------------   ------------------------------
                                                    2000       1999       1999       1998       1997
                                                  --------   --------   --------   --------   --------
                                                                     (IN THOUSANDS)
Net Income......................................  $ 56,239   $ 29,993   $ 45,866   $ 16,162   $ 38,090
Non-cash transactions...........................    65,786     61,447     90,077    100,106     77,132
Changes in working capital......................    (6,731)    (1,458)     4,914     11,245     21,713
                                                  --------   --------   --------   --------   --------
Net cash provided from operating activities.....  $115,294   $ 89,982   $140,857   $127,513   $136,935
                                                  ========   ========   ========   ========   ========

    Net cash provided from our operating activities increased 10% in 1999, primarily due to higher net income. Cash flows from accounts receivable declined, representing increases in balances in 1999, due to higher commodity prices. The write-downs of oil and gas properties in both 1998 and 1997 and their effect on deferred income taxes were noncash transactions.

    Net cash provided from operating activities in the first nine months of 2000 increased 28%, primarily due to higher net income. Partially offsetting this source of cash was an increase in the amount of cash deposits as collateral for hedging contracts. The deposits are interest bearing and totaled $25 million as of September 30, 2000. Cash collateral deposits were included with receivables on the consolidated balance sheet.

INVESTING ACTIVITIES

    Our capital expenditures and other investing activities amounted to $134.3 million in 1999, $254.5 million in 1998 and $92.3 million in 1997.
Following is a summary of actual capital expenditures for 1999 and 1998, and a forecast for 2000:

                                                                 YEAR ENDED DECEMBER 31,
                                                              ------------------------------
                                                                2000       1999       1998
                                                              FORECAST    ACTUAL     ACTUAL
                                                              --------   --------   --------
                                                                      (IN THOUSANDS)
Capital expenditures and other investing activities:
  Exploratory drilling......................................  $  2,800   $  1,538   $  5,898
  Development drilling......................................    83,500     64,642     60,402
  Other exploration.........................................     7,800     19,464      6,789
  Reserve acquisitions......................................    66,900      3,704    158,000
  Production................................................    16,900     12,856      8,434
  Gathering and processing..................................    12,600     12,703     11,046
  General and other.........................................       500     19,362      3,977
                                                              --------   --------   --------
  Total.....................................................  $191,000   $134,269   $254,546
                                                              ========   ========   ========

    Capital expenditures in 1999 were primarily comprised of exploration and development of gas and oil reserves and a $9.1 million equity contribution in a partnership that operates a liquids processing plant. We participated in drilling 235 wells (93 net wells) in 1999 that resulted in 167 gas wells, 10 oil wells, 19 dry holes and 39 wells in progress at year end. The 1999 drilling success rate was 90%.

    Capital expenditures in the first nine months of 2000 were $137.2 million which includes $66.1 million (U.S.), net of cash received, for the purchase of Canor.

FINANCING ACTIVITIES

    Net cash flow provided from operating activities was sufficient to fund 1999 capital expenditures. In 1999, we used the proceeds of long-term debt and collection of notes receivable from Questar to reduce short-term borrowings from Questar and refinance reserve-based, long-term debt used to acquire gas and oil reserves. Proceeds from a sale of nonstrategic gas and oil properties were placed in an escrow account pending a reinvestment in strategic-producing properties.

    In 1999, we entered into a long-term revolving-credit facility with a syndicate of banks. The credit facility currently has a $300 million capacity. We had borrowed $253.9 million and $264.9 million as of September 30, 2000 and December 31, 1999, respectively, under this arrangement. Net working capital was negative at September 30, 2000 and December 31, 1999 because of short-term borrowings used to expand operations. We intend to refinance a portion of our debt with the proceeds from this offering.

    We financed capital expenditures for the nine months ended September 30, 2000, including the acquisition of Canor, through borrowings from Questar, from our revolving-credit facility, from net cash provided from operating activities, from cash released from an escrow account, and from issuance of commercial paper. In the third quarter of 2000, we initiated an unrated commercial paper program with $100 million of capacity. Commercial paper borrowings are limited to and supported by available capacity on our existing revolving-credit facility. At September 30, 2000, we had a commercial paper balance of $31.5 million.

    Our consolidated capital structure, excluding short-term debt, consisted of 41% long-term debt and 59% common shareholder's equity at December 31, 1999 and 37% long-term debt and 63% common shareholder's equity at September 30, 2000.

QUALITATIVE AND QUANTITATIVE DISCLOSURE ABOUT MARKET RISK

    Our primary market-risk exposures arise from commodity price changes for natural gas, oil and other hydrocarbons and changes in long-term interest rates. We have an investment in a Canadian operation that subjects us to exchange-rate risk. We have also reserved certain volumes of pipeline capacity for which we are obligated to pay approximately $3 million annually for the next seven years, whether or not we are able to market the capacity to others.

    HEDGING POLICY. We have established policies and procedures for managing market risks through the use of commodity-based derivative arrangements. Such arrangements include straight swaps (which fix a price for a specified expiration date and a specified quantity of product), costless collars (put options purchased by us matched to call options sold by us establishing a floor and ceiling price), and other contractual arrangements. A primary objective of these hedging transactions is to protect our product sales from adverse changes in energy prices. The volume of production hedged and the mix of derivative instruments employed are regularly evaluated and adjusted by management in response to changing market conditions and reviewed periodically by the Board of Directors. Additionally, under the terms of our revolving credit facility, not more than 75% of our production quantities can be committed to hedging arrangements. We do not enter into derivative arrangements for speculative purposes.

    ENERGY PRICE RISK MANAGEMENT. Energy price risk is a function of changes in commodity prices as supply and demand fluctuate. We bear a majority of the risk associated with changes in commodity prices. We use hedge arrangements in the normal course of business to limit the risk of adverse price movements; however, these same arrangements usually limit future gains from favorable price movement.

    At September 30, 2000, hedge contracts held by us covered price exposure for about 49.8 million Dth of natural gas and 1.3 MMBbl of oil. We held hedge contracts covering the price exposure for about 72.1 million Dth of gas and
2.4 million Bbl of oil at December 31, 1999. A year earlier hedge contracts covered 45.3 million Dth of natural gas and 464,000 Bbl of oil. The hedging contracts exist for a significant share of our owned gas and oil production and for a portion of gas-marketing transactions. Hedge contracts at September 30, 2000 and December 31, 1999 had terms extending through October 2002 and December 2001, respectively, with about 22% and 65%, respectively, expiring by the end of 2000.

    The mark-to-market adjustment of gas and oil price-hedging contracts at September 30, 2000 was a negative $80.8 million. A 10% decline in gas and oil prices would cause a positive $18.9 million mark-to-market adjustment resulting in a negative $61.9 million balance on that date. Conversely, a 10% increase in prices results in a $18.8 million negative mark-to-market adjustment resulting in a negative $99.6 million balance as of September 30, 2000. The mark-to-market adjustment of gas and oil price-hedging contracts at December 31, 1999, was a negative $6.2 million. A 10% decline in gas and oil prices would cause a positive $16.7 million mark-to-market adjustment resulting in a $10.5 million balance. A 10% increase in prices results in a $16.3 million negative mark-to-market adjustment, resulting in a negative $22.5 million balance. The fair value of hedging contracts at December 31, 1998 was $6 million. In 1998, a 10% decrease in prices would have resulted in a $3.9 million increase in the fair value of contracts, while a 10% increase in prices would have resulted in a $4.1 million lower fair value calculation. The mark-to-market calculations used energy prices posted on the NYMEX for the indicated measurement dates. These sensitivity calculations do not consider changes in the fair value of the corresponding scheduled physical transactions (i.e., the correlation between the index price and the price to be realized for the physical delivery of gas or oil production), which should largely offset the change in value of the hedge contracts.

    INTEREST RATE RISK MANAGEMENT. We owed $297.1 million of variable rate debt at September 30, 2000, $289.4 million at December 31, 1999 and $303.4 million at December 31, 1998. The book value of variable rate debt approximates its fair value. If interest rates change by 10%, interest costs would increase or decrease by about $1.7 million in 1999 and $1.1 million in 1998. This sensitivity calculation does not represent the cost to retire the debt securities.

    SECURITIES AVAILABLE FOR SALE. Securities available for sale represent equity instruments traded on national exchanges. The value of these investments is subject to day to day market volatility. A 10% change in prices would result in an insignificant change in value at September 30, 2000 and December 31, 1999.

    FOREIGN CURRENCY RISK MANAGEMENT. We do not hedge the Canadian currency exposure of our Canadian operation's net assets. The net assets of the Canadian operation were negative at September 30, 2000 and December 31, 1999. Long-term debt held by the Canadian operation, amounting to $58.9 million (U.S.) and $59.9 million (U.S.) at September 30, 2000 and December 31, 1999, respectively, is expected to be repaid from future operations of the foreign company. In January 2000, we expanded our foreign operations by acquiring 100% of the outstanding common stock of Canor for approximately $61 million (U.S.) plus the assumption of $5.4 million (U.S.) of short-term debt.

LITIGATION


    We are party to various legal actions arising in the normal course of business. See "Item 8. Legal Proceedings" included in our registration statement on Form 10/A filed January 25, 2001 and incorporated by reference in this prospectus. On January 4, 2001, a district court judge in Oklahoma approved the settlement agreement in BRIDENSTINE V. KAISER-FRANCIS OIL COMPANY, a class action lawsuit that was originally filed against Questar E&P, other of our affiliates and Questar, and unrelated defendants in 1995. Pursuant to the terms of the settlement, we and Union Pacific Resources Company (predecessor in interest to Questar E&P) paid $22.5 million ($16.5 million by us and $6 million by Union Pacific Resources) to resolve all issues pending against the settling defendants. (The litigation involved fraud and contract claims against Questar E&P and other named defendants for a 17-year period for royalty payments on wells connected to an intrastate pipeline system in Oklahoma. The lawsuit did not specify the amount of damages being claimed, but estimates at times were in excess of $80 million plus punitive damages.) Questar E&P has paid the settlement funds, which are being held in escrow pending the expiration of a 30-day appeal period following the entry of the judge's order. Payment of the settlement funds did not have a material adverse impact on our financial results.


    We regularly review potential liabilities related to legal proceedings and record appropriate accruals after considering estimates of the outcome of such matters and our experience in contesting, litigating, and settling similar matters. While it is not currently possible to predict or determine the outcome of the various actions, it is the opinion of our management that the outcomes will not have a material adverse effect on our future results of operations, financial position or liquidity.

YEAR 2000 ISSUES

    Questar established a team to address the issue of computer programs and embedded computer chips being unable to distinguish between the year 1900 and the year 2000 ("Y2K"). The team identified 55 projects among Questar and its affiliated companies that were assessed, remediated, tested, and determined to be completed. In the process, Questar employees contacted more than 8,000 vendors and suppliers to assess their readiness to meet obligations to Questar. The cost of the Y2K project was approximately $5.1 million and our share of those costs was $.4 million.

    We did not experience a disruption of operations because of Y2K. Preparation for Y2K provided several benefits. We completed an inventory of our primary systems and a testing laboratory. Systems were tested and remediated where necessary. The testing laboratory will become an important part of our information-technology management. In response to the Y2K challenge, business contingency plans were revised and successfully tested.

                                    BUSINESS

GENERAL

    We and our subsidiaries comprise the Market Resources unit of Questar, a publicly-traded diversified natural gas company with two principal business units, Market Resources and Regulated Services. We engage in oil and gas exploration and production; gas gathering and processing; wholesale gas, electricity, and hydrocarbon liquids trading; and the acquisition and development of producing oil and gas properties. We are a subholding company of Questar and carry out our business through the following subsidiaries:

    - Questar E&P, and its Canadian subsidiaries Celsius Ltd. and Canor

    - Questar Gas Management

    - Questar Energy Trading

    - Wexpro

    Management of Questar has identified our company as the primary growth area within Questar's business strategy. Questar expects to spend approximately 70% of its budgeted capital expenditures over the next five years on non-regulated activities, primarily to expand our oil and gas reserves through drilling and acquisitions and to enlarge our infrastructure of gathering systems, processing plants, header facilities and nonregulated storage facilities. Our management believes that the diversity of our activities enhances our basic strategy to pursue complementary growth for our subsidiaries. As an example, as Questar E&P, Celsius Ltd. and Canor, our exploration and production subsidiaries, find or acquire new oil and gas reserves, Questar Gas Management should have more opportunities to expand gathering and processing activities, and Questar Energy Trading should have more physical production to support its marketing programs.

    Our executive offices are located at 180 East 100 South Street, P.O. Box 45601, Salt Lake City, Utah 84145-0601, and our telephone number is
(801) 324-2600. We also maintain regional operating offices in Denver, Colorado; Oklahoma City, Oklahoma; Tulsa, Oklahoma; Rock Springs, Wyoming; and Calgary, Alberta.

OIL AND GAS EXPLORATION AND PRODUCTION--QUESTAR E&P, CELSIUS LTD. AND CANOR

    Our exploration and production, or E&P, subsidiaries, Questar E&P, Celsius Ltd. and Canor, form a unique group that conducts a blended program of low-cost development drilling, low-risk oil and gas reserve acquisition, and high-quality exploration. A low-risk oil and gas reserve acquisition is considered by us to be one where (i) existing proved developed producing reserves make up a substantial percentage (75%+) of the overall value of the transaction with the remaining value supported by proved undeveloped reserves recognized by the seller or developed by us; (ii) cash flow from the properties, and/or borrowing capacity associated with the properties, is sufficient to support development of the acquisition properties; and (iii) the geographic location of the properties and the technology required to develop the underlying reserves are within our known areas of expertise. The E&P group also maintains a geographical balance and diversity while concentrating its activities in core areas in which it has accumulated geologic knowledge and developed significant management expertise. Core areas of activity include the Rocky Mountain Region of Wyoming, Colorado, and Utah; the Mid-Continent Region of Oklahoma, the Texas Panhandle, East Texas, and the Upper Gulf Coast; the Southwest Region of northwest New Mexico and southwest Colorado; and the Western Canada Sedimentary Basin located primarily in Alberta, Canada.

    At December 31, 1999, we had proved reserves of 597.6 Bcfe of natural gas, crude oil and natural gas liquids associated with our oil and gas exploration and development activities. Natural gas comprised 86% of total proved reserves and proved developed reserves comprised 84% of our total proved reserves on an energy equivalent basis.

    Our proved reserves, as discussed here, do not include the cost of service reserves managed and developed by Wexpro for Questar Gas; see " Development and Production--Wexpro" below.

GATHERING, PROCESSING AND TRADING--QUESTAR GAS MANAGEMENT AND QUESTAR ENERGY
  TRADING

    Questar Gas Management conducts gathering and processing activities in the Rocky Mountain and Mid-Continent areas. Its activities are not subject to regulation by the FERC because it is not engaged in transporting or selling gas for resale in interstate commerce. The Natural Gas Act of 1938 specifically provides that the FERC's jurisdiction does not extend to facilities involved in the production or gathering of natural gas. Questar Gas Management was formed in 1993 as a wholly-owned subsidiary of Questar Pipeline to construct and operate the Blacks Fork Processing Plant in southwestern Wyoming. It expanded in 1996 when Questar Pipeline transferred its gathering assets and activities to Questar Gas Management. In mid-1996, ownership of Questar Gas Management was moved from Questar Pipeline to us, and Questar Gas Management acquired the processing plants that formerly belonged to Questar E&P. Questar Gas Management's gathering system was originally built as part of a regulated company. Questar Gas Management now operates in a different competitive environment. Often, new wells will have connections with more than one gathering system, and producers insist that gathering systems be tied to more than one pipeline.

    Questar Gas Management's gathering system consists of 1,400 miles of gathering lines, compressor stations, field dehydration plants and measuring stations, and was largely built to gather production from Questar Gas' cost of service properties. Under a contract that was assigned with the gathering assets from Questar Pipeline, Questar Gas Management is obligated to gather Questar Gas' cost of service production for the life of the properties. During 1999, Questar Gas Management gathered 32.1 MMDth of natural gas for Questar Gas, compared to 29.9 MMDth in 1998, for which it received $4.7 million and $5.0 million in demand charges in 1999 and 1998, respectively, from Questar Gas. Questar Gas Management's total gas gathering volumes were 136.7 MMDth in 1999 compared to 120.5 MMDth in 1998.

    In addition to gathering activities, Questar Gas Management is also engaged in processing activities. It owns a 50% interest in the Blacks Fork Processing Plant, which has a daily capacity of 84 MMcf and may be expanded during 2000. This plant strips liquids such as ethane and butane from natural gas volumes. Questar Gas Management and Wexpro jointly own a new processing facility located in the Canyon Creek area of southwestern Wyoming that has an operating capacity of 45 MMcf per day. Questar Gas Management also owns interests in other processing plants in the Rocky Mountain and Mid-Continent areas.

    Questar Energy Trading conducts energy marketing and trading activities. It combines gas volumes purchased from third parties and equity production (production that is produced by our other subsidiaries) to build a flexible and reliable portfolio. Questar Energy Trading aggregates supplies of natural gas for delivery to large customers including industrial users and other marketing entities. During 1999, Questar Energy Trading marketed a total of 101.1 MMDth of natural gas, 2.0 MMBbls of liquids, and 10,000 megawatt-hours of electricity and earned a gross profit margin of $4.1 million.

    Questar Energy Trading uses derivatives as a risk management tool to provide price protection for physical transactions involving equity production and marketing transactions, and executes hedges for equity production on behalf of Questar E&P with a variety of contracts for different periods of time.

    As a wholesale marketing entity, Questar Energy Trading concentrates on markets in the Pacific Northwest, Rocky Mountains, Midwest, Southwest, California and western Canada that are close to reserves owned by us or accessible by major pipelines.

    To sustain its activities in an increasingly competitive environment in which sellers and purchasers are becoming more sophisticated, Questar Energy Trading will endeavor to expand its capabilities. An affiliated new limited liability company has filed an application with the FERC and obtained authorization to construct and operate a private storage reservoir in southwestern Wyoming adjacent to several interstate pipelines and is negotiating partnerships to obtain additional expertise and access to sophisticated information technology.

DEVELOPMENT AND PRODUCTION--WEXPRO

    We conduct development drilling and provide production services to Questar Gas through Wexpro. Wexpro was incorporated in 1976 as a subsidiary of Questar Gas. Questar Gas' efforts to transfer producing properties and leasehold acreage to Wexpro resulted in protracted regulatory proceedings and legal adjudications that ended with a court-approved settlement agreement that was effective
August 1, 1981. Wexpro became our subsidiary in 1982.

    Wexpro manages and develops cost of service properties for which the operations and return on investment are regulated by the settlement agreement. Cost of service reserves are derived from properties that primarily produce oil ("productive oil reservoirs") as well as properties that primarily produce gas ("productive gas reservoirs"). Pursuant to the terms of the settlement agreement, all hydrocarbon reserves (oil, natural gas liquids and natural gas) in productive oil reservoirs are owned by Wexpro. All hydrocarbon reserves associated with productive gas reservoirs are owned by Questar Gas. Wexpro manages and develops all cost of service reserves, in accordance with the provisions of the settlement agreement, regardless of reserve ownership.

    Unlike our other E&P companies, Wexpro generally does not conduct exploratory operations and does not acquire leasehold acreage for exploration activities. It conducts oil and gas development and production activities on certain producing properties located in the Rocky Mountain region under the terms of the settlement agreement. Wexpro produces gas from specified properties for Questar Gas and is reimbursed for its costs plus a return on its investment. In connection with its operations, Wexpro charges Questar Gas for its cost plus a specified rate of return (at the end of 1999, 18.9%, and adjusted annually based on a specified formula) on its net investment in these properties adjusted for working capital and deferred taxes. Under the terms of the settlement agreement, Wexpro bears all dry hole costs. The settlement agreement is monitored by the Utah Division of Public Utilities, the staff of the Public Service Commission of Wyoming, and experts retained by those agencies. A summary of the settlement agreement may be found below under the heading "OUR RELATIONSHIP WITH QUESTAR--Wexpro Settlement Agreement with Questar Gas" in this prospectus.

    The gas volumes produced by Wexpro for Questar Gas are reflected in Questar Gas' rates at cost of service. Cost of service gas produced by Wexpro satisfied approximately 49% of Questar Gas' system requirements during 1999. Questar Gas relies upon Wexpro's drilling program to develop the properties from which the cost of service gas is produced. During 1999, the average wellhead cost of cost of service gas was $1.50 per Dth, which is lower than Questar Gas' average price for field-purchased gas. To fulfill its obligations to Questar Gas under the settlement agreement, Wexpro must continue to be a prudent operator. In 1999, Wexpro produced 38.9 Bcf of natural gas from cost-of-service properties and added cost of service reserves of 52.4 Bcf through drilling activities and reserve estimate revisions.

    Wexpro participates in drilling activities in response to the demands of other working interest owners, to protect its rights and to meet the needs of Questar Gas. Wexpro has had an ownership interest in the wells and facilities related to its oil reservoirs and in the wells and facilities that have been installed to develop and produce gas reservoirs described above since August 1, 1981.

GOVERNMENT REGULATION

    Our operations are subject to various levels of government controls and regulation in the United States and Canada.

    UNITED STATES REGULATION. In the United States, legislation affecting the oil and gas industry has been pervasive and is subject to continuing review for amendment or expansion. Various Federal, state and local laws and regulations cover environmental, safety and conservation matters. Numerous Federal, state and local departments and agencies have issued extensive rules and regulations binding on the oil and gas industry and its individual members, some of which carry substantial penalties for the failure to comply. These laws and regulations have a significant impact on oil and gas drilling and production activities, increase the cost of doing business and, consequently, affect profitability. Because new legislation affecting the oil and gas industry is commonplace and existing laws and regulations are frequently amended or reinterpreted, we are unable to predict the future cost or impact of complying with these laws and regulations.

    CANADIAN REGULATION. The oil and gas industry in Canada is subject to extensive controls and regulations imposed by various levels of government, including royalties and incentives payable to the federal and provincial governments, export licensing, environmental regulation, and regulation of the acquisition of Canadian businesses and certain natural resource properties by non-Canadians. We do not expect that any of these controls or regulations will materially affect our Canadian operations or be any more burdensome to us than to other companies involved in oil and gas exploration and production activities in Canada.

    We take the issue of environmental stewardship very seriously and work diligently to comply with applicable environmental rules and regulations. Compliance with environmental laws and regulations has not had a material adverse effect on our operations or financial condition in the past. However, because environmental laws and regulations are becoming increasingly stringent, it is possible that these laws and regulations or any environmental law or regulation enacted in the future will have a material adverse effect on our operations or financial condition. We are not aware of any currently pending environmental legislation or regulation in the United States or Canada that would have a material adverse effect if enacted.

COMPETITION

    The oil and gas business is highly competitive. We face competition in all aspects of our business, including acquiring reserves, leases, licenses and concessions; obtaining goods, services and labor needed to conduct our operations and manage our company; and marketing our oil and gas. Intense competition occurs with respect to marketing and trading, particularly of natural gas. Our competitors include multinational energy companies, other independent producers and individual producers and operators, many of which have greater financial and other resources than we do.

SEASONAL NATURE OF BUSINESS

    Generally, but not always, the demand for natural gas decreases during the summer months and increases during the winter months. Seasonal anomalies such as mild winters sometimes lessen this fluctuation. In addition, pipelines, utilities, local distribution companies and industrial users utilize natural gas storage facilities and purchase some of their anticipated winter requirements during the summer. This can also lessen seasonal demand fluctuations.

NATURAL GAS AND OIL MARKETING

    We market substantially all of our own natural gas and oil production. The revenues generated by our operations are highly dependent upon the prices of, and demand for, oil and gas. The price we receive for our crude oil and natural gas depends upon numerous market factors, the majority of which are beyond our control, including economic conditions in the United States and elsewhere, the world political situation, OPEC actions and governmental regulation. The fluctuation in world oil prices continues to reflect market uncertainty regarding the balance of world demand for and supply of oil and gas. The fluctuation of natural gas prices reflects the seasonal swings of storage inventory, weather conditions, and increasing utilization of natural gas for electric generation as it affects overall demand. Decreases in the prices of oil and gas have had, and could have in the future, an adverse effect on our development and exploration programs, proved reserves, revenues, profitability and cash flow.

CUSTOMERS

    We sell our gas production to a variety of customers including pipelines, gas marketing firms, industrial users and local distribution companies. We use existing gathering systems and interstate and intrastate pipelines to consummate gas sales and deliveries. The principal customers for our crude oil production are refiners, remarketers and other companies, some of which have pipeline facilities near the producing properties. In the event pipeline facilities are not conveniently available, crude oil is trucked to storage, refining or pipeline facilities.

EMPLOYEES

    As of December 1, 2000, we had 425 full-time employees. None of our employees is represented by organized labor unions. We also engage from time to time independent consulting petroleum engineers, environmental professionals, geologists, geophysicists, landmen and attorneys on a fee basis.

                         OUR RELATIONSHIP WITH QUESTAR

    We are parties to several agreements with Questar and its affiliates which govern different aspects of our relationship with Questar. The more significant of these are described below.

    TAX SHARING ARRANGEMENT WITH QUESTAR. We account for income tax expense on a separate return basis. Pursuant to Internal Revenue Code and regulations, our operations are consolidated with those of Questar and its subsidiaries for income tax reporting purposes. We record tax benefits as they are generated. We receive payments from Questar for such tax benefits as they are utilized on the consolidated return.

    WEXPRO SETTLEMENT AGREEMENT WITH QUESTAR GAS. Wexpro and Questar Gas are parties to a settlement agreement which became effective August 1, 1981 and sets forth the rights of Questar Gas' utility operations to share in the results of Wexpro's operations. The agreement was approved by the Public Service Commissions of Wyoming and Utah in 1981 and affirmed by the Supreme Court of Utah in 1983. Major provisions of the settlement agreement include:

    - Wexpro continues to hold and operate all oil-producing properties (productive oil reservoirs) previously transferred from Questar Gas' nonutility accounts. The oil production from these properties is sold at market prices, with the revenues used to recover operating expenses and to give Wexpro a return on its investment. The after tax rate of return is adjusted annually and is approximately 13.7%. Any net income remaining after recovery of expenses and Wexpro's return on investment is divided between Wexpro and Questar Gas, with Wexpro retaining 46%.

    - Wexpro conducts developmental oil drilling on productive oil reservoirs and bears any costs of dry holes. Oil discovered from these properties is sold at market prices, with the revenues used to recover operating expenses and to give Wexpro a return on its investment in successful wells. The after tax rate of return is adjusted annually and is approximately 18.7%. Any net income remaining after recovery of expenses and Wexpro's return on investment is divided between Wexpro and Questar Gas, with Wexpro retaining 46%.

    - Questar Gas uses the amounts it receives from sharing Wexpro's oil income to reduce natural gas costs to utility customers.

    - Wexpro conducts developmental gas drilling on productive gas properties (productive gas reservoirs) and bears any costs of dry holes. Natural gas produced from successful drilling is owned by Questar Gas. Wexpro is reimbursed for the costs of producing the gas plus a return on its investment in successful wells. The after tax return allowed Wexpro is approximately 21.7%.

    - Wexpro operates Questar Gas' natural gas properties and is reimbursed for its costs of operating these properties, including a rate of return on any investment Wexpro makes. This rate of return is currently 13.7%.

    TRANSPORTATION AGREEMENTS WITH AFFILIATES. Questar Pipeline transports natural gas produced from properties operated by Wexpro and owned by Questar Gas. Questar Pipeline also transports volumes of natural gas marketed by Questar Energy Trading.

    TRANSFER OF GAS GATHERING ASSETS. In 1996, Questar Pipeline transferred approximately $55 million of gas-gathering assets to Questar Gas Management, which was at the time its subsidiary. Questar Gas Management was subsequently transferred to us on July 1, 1996. The transaction was in the form of a stock dividend payable to Questar, which then contributed the stock to us.

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
                            DESCRIPTION OF THE NOTES

GENERAL

    We will issue the notes as a series of debt securities under an indenture
dated as of             , 2001, between us and Bank One Trust Company, NA, as
trustee. The following description is only a summary of the material provisions of the indenture. We urge you to read the indenture because it, and not this description, defines your rights as holders of the notes. A copy of the proposed form of indenture is available upon request made to us or to the underwriters. When we refer to securities, we refer to all debt securities that we have issued or may issue in the future under the indenture and include the notes.

RANKING

    In addition to the notes we are offering in this prospectus, the indenture provides for the issuance of additional securities in one or more series, without limitation as to aggregate principal amount. As a holding company with subsidiaries, the claims of creditors of our subsidiaries will have priority over the claims of holders of these notes. At the present time we have no debt that would be considered senior to these notes. The notes will be our unsecured obligations and will rank equally with our other unsecured indebtedness. Other than a limitation on liens covenant, the indenture does not contain restrictive covenants which would require us to maintain certain financial ratios or restrict our ability to incur additional indebtedness. The covenants contained in the indenture would not necessarily afford holders of the notes protection if a highly-leveraged transaction involving us were to adversely affect holders.

    We are a subholding company of Questar and our only material asset is the capital stock of our subsidiaries. Our operations are conducted through our subsidiaries and our cash flow will be derived principally from dividends on the capital stock of our subsidiaries.

DENOMINATIONS AND INTEREST

    The notes are being issued in an aggregate principal amount of $150,000,000 and will mature on , 20[ ]. The notes will be issued in fully registered form in denominations of $1,000 and any amount which is an integral amount multiple of $1,000.

    Interest at the annual rate for the notes set forth on the cover page of
this prospectus is payable semi-annually on             and             of each
year, commencing             , 2001. We will make each interest payment to the
persons who are registered holders of the notes at the close of business on the
preceding       and       , respectively. Interest will be computed on the basis
of a 360-day year of twelve months of 30 days each. Interest will begin to
accrue on             , 2001. If any interest payment date, maturity date or
redemption date falls on a day that is not a business day, the payment will be made on the next business day and no interest will accrue for the period from and after such interest payment date, maturity date or redemption date.

OPTIONAL REDEMPTION

    The notes may be redeemed in whole or in part at our option at any time or from time to time upon not less than 30 nor more than 60 days' notice at a redemption price equal to the greater of (i) 100% of the principal amount of the notes to be redeemed and (ii) the sum of the present values of the remaining scheduled payments of principal and interest on the notes to be redeemed (not including any portion of such payments of interest accrued as of the redemption date) discounted to the redemption date on a semiannual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus [ ] basis points, plus in each case accrued interest on the notes to the date of redemption (provided that interest payments due on or prior to the redemption date will be paid to the record holders of such notes on the relevant record date).

    "Treasury Rate" means, with respect to any redemption date, the rate per annum equal to the semiannual equivalent yield to maturity of the Comparable Treasury Issue, assuming a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for such redemption date.

    "Comparable Treasury Issue" means the United States Treasury security selected by an Independent Investment Banker as having a maturity comparable to the remaining term of the notes to be redeemed that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of a comparable maturity to the remaining term of the notes.

    "Independent Investment Banker" means one of the Reference Treasury Dealers appointed by the trustee after consultation with us.

    "Comparable Treasury Price" means, with respect to any redemption date, (A) the average of the Reference Treasury Dealer Quotations for such redemption date, after excluding the highest and lowest such Reference Treasury Dealer Quotations, or (B) if the trustee obtains fewer than four such Reference Treasury Dealer Quotations, the average of all such quotations.

    "Reference Treasury Dealer Quotations" means, with respect to each Reference Treasury Dealer and any redemption date, the average, as determined by the trustee, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the trustee by such Reference Treasury Dealer at 3:30 p.m. New York time on the third business day in The City of New York preceding such redemption date.

    "Reference Treasury Dealer" means at least five primary U.S. Government securities dealers in The City of New York as we shall select.

    Unless we default in payment of the redemption price, on and after the redemption date interest will cease to accrue on the notes or portions thereof called for redemption. If less than all of the notes are to be redeemed, the trustee will select the notes to be redeemed by such method as the trustee shall deem fair and appropriate.

MANDATORY REDEMPTION; SINKING FUND

    There is no sinking fund or mandatory redemption obligation applicable to the notes.

BOOK-ENTRY SYSTEM

    The notes will be issued in the form of a single global security. The notes will be deposited with the trustee as custodian for The Depositary Trust Company, or DTC, on behalf of DTC and for so long as DTC or its nominee is the registered owner of the notes, DTC or its nominee, as the case may be, will be considered the sole holder of the notes for all purposes under the indenture. Except as set forth below, a security may not be transferred except as a whole by DTC to a nominee of DTC or by a nominee of DTC.

    Upon our issuance of the notes, DTC or its nominee will credit the accounts of persons holding through it on its book-entry registration and transfer system with the respective principal amounts of the notes represented by the global security. The accounts to be credited will be designated by the applicable underwriter of such notes. Ownership of beneficial interests in the global security will be limited to persons who have accounts with DTC, called participants, or persons that hold interests through participants. Ownership of beneficial interests by participants in the global security will be shown on, and the transfer of that ownership will be effected only through, records maintained by DTC or its nominee for the global security. Ownership of beneficial interest in a global security by persons that hold interests through participants will be shown on, and the transfer of ownership will be effected only through, records maintained by such participant. The laws of some states may require that certain purchasers of securities take physical delivery of such securities in definitive form. Such limits and such laws may impair the ability to transfer beneficial interest in a global security.

    Except as provided below, owners of beneficial interests in notes represented by a global security will not be entitled to have notes represented by the global security registered in their names, will not receive or be entitled to receive physical delivery of notes in definitive form, known as certificated notes, and will not be considered the owners or holders of such notes under the indenture.

    Notes represented by a global security will be exchangeable for certificated notes only if:

    - DTC or its nominee notifies us that it is unwilling or unable to continue as depositary for the global security or we become aware that DTC has ceased to be a clearing agency registered under the Exchange Act and we have not appointed a successor depositary within 90 days after we receive such notice or become aware of such ineligibility or

    - we, in our sole discretion, determine to discontinue use of the system of book-entry transfer and to exchange the global security for certificated notes

    Upon any such exchange, the certificated notes will be registered in the names that DTC or its nominee holding the global security may direct.

    We will make principal, premium and interest payments on the global security to DTC or its nominee, as the case may be, as the sole registered owner and the sole holder of the notes represented thereby for all purposes under the indenture. DTC's practice is to credit participants' accounts on the applicable payment date in accordance with their respective holdings shown on DTC's records unless DTC has reason to believe that it will not receive payment on such date. We expect that payments by participants to owners of beneficial interests in a global security held through such participants will be governed by standing instructions and customary practices, as is the case with securities held for the accounts of customers in bearer form or registered in "street name," and will be the responsibility of such participant and not of DTC, the trustee or us, subject to any statutory or regulatory requirements as may be in effect from time to time. Payment of principal, premium and interest to DTC is our responsibility and that of the trustee, disbursement of such payments to participants is the responsibility of DTC, and disbursement of such payments to the owners of beneficial interests in a global security held through such participants is the responsibility of such participants. Neither we, the trustee, the Paying Agent or the Security Registrar will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests of a global security representing any notes or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

    The notes will be issued as fully registered securities registered in the name of Cede & Co., DTC's partnership nominee. DTC is a limited-purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code and a "clearing agency" registered pursuant to the provisions of
Section 17A of the Exchange Act. DTC was created to hold the securities of its participants and to facilitate the clearance and settlement among participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry changes in participants' accounts, thus eliminating the need of physical movement of securities certificates. Direct participants of DTC include securities brokers and dealers, including the underwriters, banks, trust companies, clearing corporations and certain other organizations. DTC is owned by a number of its direct participants and by the New York Stock Exchange, Inc., the American Stock Exchange, Inc., and the National Association of

Securities Dealers, Inc. Access to DTC's system is also available to others, known as indirect participants, such as securities brokers and dealers, banks and trust companies that clear through or maintain a direct or indirect custodial relationship with a direct participant, either directly or indirectly. The rules applicable to DTC and its participants are on file with the Securities and Exchange Commission.

    Purchases of notes under DTC's system must be made by or through direct participants, which will receive a credit for such notes on DTC's records. The ownership interest of each actual purchaser, or beneficial owner, of each note represented by a global security is in turn to be recorded on the records of direct participants and indirect participants. Beneficial owners will not receive written confirmation from DTC of their purchase, but beneficial owners are expected to receive written confirmations providing details of the transaction, as well as periodic statements of their holdings, from the direct participants or indirect participants through which such beneficial owner entered into the transaction. Transfer of ownership interests in the global security are to be accomplished by entries made on the books of participants acting on behalf of beneficial owners. Beneficial owners of the global security will not receive certificated notes representing their ownership interests in the global security, except in the limited circumstances described above.

    To facilitate subsequent transfers, the global security deposited with, or on behalf of, DTC is registered in the name of DTC's nominee, Cede & Co. The deposit of the global security with, or on behalf of, DTC and its registration in the name of Cede & Co. effect no change in beneficial ownership. DTC has no knowledge of the actual beneficial owners of the global security; DTC's records reflect only the identity of the direct participants to whose accounts notes are credited, which may or may not be the beneficial owners. The participants will remain responsible for keeping account of their holdings on behalf of their customers.

    Conveyance of notices and other communications by DTC to direct participants, by direct participants to indirect participants, and by direct participants and indirect participants to beneficial owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time.

    Neither DTC nor Cede & Co. will consent or vote with respect to the notes. Under its usual procedures, DTC mails an omnibus proxy to us as soon as possible after the applicable record date. The omnibus proxy assigns Cede & Co.'s consenting or voting rights to those direct participants to whose account the notes are credited on the applicable record date (identified in a listing attached to the omnibus proxy).

    If applicable, redemption notices will be sent to Cede & Co. If less than all of the notes are being redeemed, DTC's practice is to determine by lot the amount of the interest of each direct participant in such issue to be redeemed.

    No service charge will be made for the registration of transfer or exchange of notes, but we may require payment of a sum sufficient to cover any transfer tax or similar governmental charge payable in connection therewith. Notes may be surrendered for registration of transfer or exchange at our offices or agencies maintained for such purpose, which shall initially be the Corporate Trust Office of the trustee in Chicago, Illinois. In the event that certificated notes are issued or if DTC shall so require, we will be required to appoint a paying agent and security registrar in The City of New York. We may appoint additional paying agents and security registrars and may change any paying agent or security registrar, subject to our obligation under the indenture to maintain a paying agent and security registrar in Chicago, Illinois and, in the event that certificated notes are issued or if DTC shall so require, The City of New York. At our option, payment of interest on certificated notes may be made by check mailed to the addresses of the persons entitled thereto as they appear on the security register.

LIMITATIONS ON LIENS

    Subject to certain exceptions, we will not, and will not permit any Subsidiary to, create, assume or suffer to exist, otherwise than in favor of us or a Subsidiary, any mortgage, pledge, lien, encumbrance, or security interest (collectively, "Liens") upon any of our properties or assets or upon any income or profits therefrom unless the notes shall be equally and ratably secured. This prohibition will not apply to:

    - Liens existing as of the date of the indenture;

    - any purchase money mortgage or Lien created to secure all or part of the purchase price of any property (or to secure a loan made to us or any Subsidiary to enable it to acquire such property), provided that such Lien shall extend only to the property so acquired, improvements thereon, replacements thereof and the income or profits therefrom;

    - Liens on any property at the time of the acquisition thereof, whether or not assumed by us or a Subsidiary; provided that such Lien shall extend only to the property so acquired, improvements thereon, replacements thereof and income or profits therefrom;

    - Liens on property or any contract for the sale of any product or service, or any rights thereunder or any proceeds therefrom, acquired or constructed by us or a Subsidiary and created within one year after the later of:

     - the completion of such acquisition or construction, or

     - the commencement of operation of the property, provided that such Lien shall extend only to the property so acquired or constructed, improvements thereon, replacements thereof and income or profits therefrom;

    - Liens on the property or assets of Subsidiaries outstanding at the time they become Subsidiaries;

    - Liens created or assumed by us or a Subsidiary on coal, geothermal, oil, natural gas, inert gas, other hydrocarbon or mineral properties owned or leased by us or a Subsidiary to secure loans to us or a Subsidiary, for the purpose of developing such properties;

    - Liens on any investment (as defined in the indenture) of ours or that of a Subsidiary of ours in any Person other than a Subsidiary or on any security representing any investment of ours or a Subsidiary of ours;

    - any Lien not otherwise permitted by the indenture, provided that after giving effect to such Lien the sum of all indebtedness of us and our Subsidiaries secured by Liens not otherwise permitted by the indenture and all Attributable Debt of us and our Subsidiaries (to the extent not included in indebtedness secured by Liens not otherwise permitted) does not exceed 10% of Consolidated Capitalization;

    - any refunding or extension of maturity, in whole or in part, of any obligation or indebtedness secured by certain permitted Liens, provided that the principal amount of the obligation or indebtedness secured by such refunding or extension shall not exceed the principal amount of the obligation or indebtedness then outstanding and shall be limited in lien to the same or substituted property and after-acquired property that secured the refunded or extended obligation or indebtedness;

    - Liens upon any office equipment, data processing equipment or any motor vehicles, tractors or trailers;

    - Liens of or upon or in current assets of ours or a Subsidiary of ours created or assumed to secure indebtedness incurred in the ordinary course of business;

    - any Lien which is payable, both with respect to principal and interest, solely out of the proceeds of natural gas, oil, coal, geothermal resources, inert gas, hydrocarbons or minerals to be produced from the property subject thereto and to be sold or delivered by us or a Subsidiary of ours;

    - Liens to secure indebtedness incurred to finance advances made by us or any Subsidiary of ours to any third party for the purpose of financing oil, natural gas, hydrocarbon, inert gas or other mineral exploration or development, provided that such Liens shall extend only to our receivables or that of such Subsidiary in respect of such advances; and

    - any rights reserved in others to take or reserve any part of the natural gas, oil, coal, geothermal resources, inert gas, hydrocarbons or minerals produced at any time on any property of ours or a Subsidiary of ours.

    Also excepted from the general prohibition are various other liens, such as mechanics' or materialmen's liens, certain governmental liens, leases, certain judgment liens, and certain liens arising in connection with leases, easements and rights-of-way.

DEFINITIONS

    Certain terms used in the indenture are defined and are used in this prospectus as follows:

    "Attributable Debt" means, as of the date of determination, the present value of net rent for the remaining term of a capital lease, determined in accordance with generally accepted accounting principles in the United States ("GAAP"), which is part of a Sale and Leaseback Transaction (as defined), including any periods for which the lessee has the right to renew or extend the lease. For purposes of the foregoing, "net rent" means the sum of capitalized rental payments required to be paid by the lessee, other than amounts required to be paid by the lessee for maintenance, repairs, insurance, taxes, assessments, energy, fuel, utilities and similar charges. In the case of a capital lease which is terminable by the lessee upon the payment of a penalty, such net amount shall also include the amount of such penalty, but no rent shall be considered to be required to be paid under such lease subsequent to the first date upon which it may be so terminated.

    "Consolidated Capitalization" means, without duplication, the sum of:

    - the principal amount of our Consolidated Funded Debt and that of our Subsidiaries at the time outstanding,

    - the total capital represented by our capital stock and that of our Subsidiaries at the time outstanding based, in the case of stock having par value, upon its par value, and in the case of stock having no par value, upon the value stated on our books,

    - the total amount of (or less the amount of any deficit in) our retained earnings and paid-in capital and that of our Subsidiaries,

    - reserves for deferred federal and state income taxes arising from timing differences, and

    - Attributable Debt, all as shown on a consolidated balance sheet of us and our Subsidiaries prepared in accordance with GAAP; provided that in determining the consolidated retained earnings and paid-in capital of us and our Subsidiaries no effect shall be given to any unrealized write-up or write-down in the value of assets or any amortization thereof, except for accumulated provisions for depreciation, depletion, amortization and property retirement which shall have been created by charges made by us or any of our Subsidiaries on our or their books.

    "Consolidated Funded Debt" means our Funded Debt and that of our Subsidiaries, consolidated in accordance with GAAP.

    "Funded Debt" means all Indebtedness that will mature, pursuant to a mandatory sinking fund or prepayment provision or otherwise, and all installments of Indebtedness that will fall due, more than one year from the date of determination. In calculating the maturity of any Indebtedness, there shall be included the term of any unexercised right of the debtor to renew or extend such Indebtedness existing at the time of determination.

    "Indebtedness" means all items of indebtedness for borrowed money (other than unamortized debt discount and premium) which would be included in determining total liabilities as shown on the liability side of a balance sheet prepared in accordance with GAAP as of the date as of which Indebtedness is to be determined, and shall include indebtedness for borrowed money (other than unamortized debt discount and premium) with respect to which we or any Subsidiary of ours customarily pays interest secured by any mortgage, pledge or other lien or encumbrance of or upon, or any security interest in, any properties or assets owned by us or any Subsidiary of ours, whether or not the Indebtedness secured thereby shall have been assumed, and shall also include guarantees of Indebtedness of others; provided that in determining our Indebtedness or that of any of our Subsidiaries there shall be included the aggregate liquidation preference of all outstanding securities of any Subsidiary senior to its Common Stock that are not owned by us or a Subsidiary of ours; and provided, further, that Indebtedness of any Person shall not include the following:

    - any indebtedness evidence of which is held in treasury (but the subsequent resale of such indebtedness shall be deemed to constitute the creation thereof); or

    - any particular indebtedness if, upon or prior to the maturity thereof, there shall have been deposited with a depository (or set aside and segregated, if permitted by the instrument creating such indebtedness), in trust, money (or evidence of such indebtedness as permitted by the instrument creating such indebtedness) in the necessary amount to pay, redeem or satisfy such indebtedness; or

    - any indebtedness incurred to finance oil, natural gas, hydrocarbon, inert gas or other mineral exploration or development to the extent that the issuer thereof has outstanding advances to finance oil, natural gas, hydrocarbon, inert gas or other mineral exploration or development, but only to the extent such advances are not in default; or

    - any indebtedness incurred without recourse to us or any of our Subsidiaries; or

    - any indebtedness incurred to finance advance payments for gas (pursuant to take-or-pay provisions or otherwise), but only to the extent that such advance payments are pursuant to gas purchase contracts entered into in the normal course of business; or

    - any amount (whether or not included in determining total liabilities as shown on the liability side of a balance sheet prepared in accordance with
      GAAP) representing capitalized rent under any lease; or

    - any indirect guarantees or other contingent obligations in respect of indebtedness of other Persons, including agreements, contingent or otherwise, with such other Persons or with third parties with respect to, or to permit or assure the payment of, obligations of such other Persons, including, without limitation, agreements to purchase or repurchase obligations of such other Persons, to advance or supply funds to, or to invest in, such other Persons, or to pay for property, products or services of such other Persons (whether or not conveyed, delivered or rendered); demand charge contracts, through-put, take-or-pay, keep-well, make-whole or maintenance of working capital or similar agreements; or guarantees with respect to rental or similar periodic payments to be made by such other Persons.

    "Sale and Leaseback Transaction" means an arrangement in which we or one of our Subsidiaries sells any of our or their property which was placed into service more than 120 days prior to such sale to a Person and leases it back from that Person within 180 days of the sale.

CONSOLIDATION, MERGER AND SALE OF ASSETS

    Nothing contained in the indenture or in any of the notes will prevent any consolidation or merger of us with or into any other Person (whether or not affiliated with us), or successive consolidations or mergers in which we or our successor shall be a party, or will prevent any conveyance, transfer or lease of our property as an entirety or substantially as an entirety, to any other Person (whether or not affiliated with us); provided, however, that:

    - in case of such a transaction, the entity formed by such consolidation or into which we are merged, or the Person which acquires or leases our properties and assets substantially as an entirety shall be a corporation, partnership, limited liability company, association, company or business trust organized under the laws of the United States of America, any state thereof or the District of Columbia and shall expressly assume the due and punctual payment of the principal of, premium, if any, and interest on all the notes and the performance of every other covenant of the indenture;

    - immediately after giving effect to such transaction, no event which, after notice or lapse of time, would become an Event of Default, shall have occurred and be continuing; and

    - each of us and the successor Person shall have delivered to the trustee an Officers' Certificate and an Opinion of Counsel, each stating that such transaction complies with the requirements in the previous two paragraphs, and that all conditions precedent relating to such transaction have been complied with.

EVENTS OF DEFAULT

    The following are Events of Default under the indenture with respect to any notes:

    - failure to pay the principal of, or premium, if any, on any note when due;

    - failure to pay any interest installment on any note when due, in each case, continued for 30 days;

    - failure to perform any of our other covenants, continued for 90 days after written notice as provided in the indenture;

    - the occurrence of an event of default in other indebtedness of ours (including securities other than the notes) which results in indebtedness in excess of $10,000,000 principal amount being due and payable prior to maturity, and such acceleration is not rescinded or annulled or such indebtedness is not discharged after written notice as provided in the indenture; and

    - certain events of bankruptcy, insolvency or reorganization.

    If an Event of Default with respect to notes at the time outstanding shall occur and be continuing, then and in every such case, unless the principal of all the notes has already become due and payable, the trustee or the holders of at least 33 1/3% in principal amount of the outstanding notes may declare, by a notice in writing to us, and to the trustee if given by holders, the entire principal amount of all the outstanding notes to be due and payable immediately. At any time after such declaration of acceleration has been made, but before a judgment or decree for payment of the money due has been obtained by the trustee, the holders of a majority in principal amount of the outstanding notes, by written notice to us and the trustee, may, in certain circumstances, rescind and annul such declaration.

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
    No holder of any notes will have any right to institute any proceeding with respect to the indenture or for any remedy under the indenture, unless such holder previously shall have given to the trustee written notice of a continuing Event of Default and unless also the holders of at least 25% of the aggregate principal amount of outstanding notes shall have made written request to and have offered reasonable indemnity upon, the trustee, to institute such proceeding, and the trustee shall not have received direction inconsistent with such request in writing by the holders of a majority in principal amount of outstanding notes and shall have neglected or refused to institute such proceeding within 60 days. However, the rights of any holder of any notes to enforce the payment of principal, premium, if any, and interest due on such notes on or after the dates expressed in such notes may not be impaired or affected.

    We must furnish the trustee within 120 days after the end of each fiscal year a statement signed by one of certain of our officers stating that a review of our company's activities during that year and our performance under the indenture and the terms of the notes has been made, and, to the best of the knowledge of the signatory, based on such review, we have complied with all conditions and covenants of the indenture, or, if we are in default, specifying the default.

WAIVER, MODIFICATION AND AMENDMENT

    The holders of a majority in principal amount of the outstanding notes may waive certain past defaults, except a default in the payment of the principal of, premium, if any, or interest on any note or in respect of any covenant or provision in the indenture which under the terms of the indenture cannot be modified without the consent of all holders of outstanding notes. The holders of a majority in aggregate principal amount of outstanding notes may waive our compliance with certain restrictive provisions.

    We and the trustee may modify and amend the indenture with the consent of the holders of a majority in aggregate principal amount of the outstanding notes provided that no such modification or amendment may, without the consent of the holder of each note affected thereby:

    - change the Stated Maturity of the principal of, or any installment of principal of, or interest on, any note;

    - reduce the principal of, premium, if any, or interest on, or any premium payable upon the redemption of, any note;

    - change the Place of Payment or change the currency of payment of principal, premium, if any, or interest on, any note;

    - impair the right to institute suit for the enforcement of any payment on or with respect to any note;

    - reduce the percentages of holders of outstanding notes specified in this or the preceding paragraph; or

    - effect certain other modifications or amendments described in the indenture.

    In the case of provisions of the indenture affecting other series of securities as well as the notes, the holders of the notes will be treated as a separate class of securities for purposes of determining whether consent or waiver of a majority of holders has been obtained.

DEFEASANCE AND COVENANT DEFEASANCE

    The indenture provides that we may elect either:

    - to defease and be discharged from any and all obligations with respect to the notes ("defeasance"), or

    - to be released from our obligations with respect to such notes described above under "Limitations on Liens" and "Consolidation, Merger and Sale of Assets" ("covenant defeasance"), upon the irrevocable deposit with the trustee, in trust for such purpose, of money and/or U.S. Government Obligations (as defined in the indenture) which through the payment of principal and interest in accordance with their terms will provide money, in an amount sufficient to pay the principal of, premium, if any, and interest on such notes on the scheduled due date therefor. Defeasance and covenant defeasance are each conditioned upon our delivery to the trustee of an Opinion of Counsel to the effect that the holders of the notes will have no federal income tax consequences as a result of such deposit.

CONCERNING THE TRUSTEE

    Bank One Trust Company, NA is the trustee under the indenture and is an affiliate of Banc One Capital Markets, Inc. The indenture contains certain limitations on the rights of the trustee, should it become a creditor of ours, to obtain payment of claims in certain cases or to realize on certain property received in respect of any such claim as security or otherwise. The trustee will be permitted to engage in other transactions with us; however, if it acquires a conflicting interest it must eliminate such conflict or resign or otherwise comply with the Trust Indenture Act of 1939, as amended. The indenture also provides that we will indemnify the trustee against loss, liability or expense incurred without negligence or bad faith on the part of the trustee arising out of or in connection with the trust under the indenture. The trustee is an affiliate of Bank One, NA, which (1) participates in our $300 million Credit Agreement, (2) is a creditor of our parent company, Questar, and (3) performs routine banking functions for us.

                                  UNDERWRITING

    We intend to offer the notes through the underwriters named below. Subject to the terms and conditions contained in a purchase agreement between us and the underwriters, we have agreed to sell to the underwriters and the underwriters severally have agreed to purchase from us, the principal amount of the notes listed opposite their names below.

                                                               PRINCIPAL
                        UNDERWRITER                              AMOUNT
                        -----------                           ------------
Merrill Lynch, Pierce, Fenner & Smith
           Incorporated.....................................  $
Banc of America Securities LLC..............................
Banc One Capital Markets, Inc.
TD Securities...............................................
                                                              ------------
           Total............................................  $150,000,000
                                                              ============

    The underwriters have agreed to purchase all of the notes sold pursuant to the purchase agreement if any of these notes are purchased. If an underwriter defaults, the purchase agreement provides that the purchase commitments of the nondefaulting underwriters may be increased or the purchase agreement may be terminated.

    We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in respect of those liabilities.

    The underwriters are offering the notes, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the notes, and other conditions contained in the purchase agreement, such as the receipt by the underwriters of officer's certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

COMMISSIONS AND DISCOUNTS

    The underwriters have advised us that they propose initially to offer the notes to the public at the public offering price on the cover page of this
prospectus, and to dealers at that price less a concession not in excess of   %
of the principal amount of the notes. The underwriters may allow, and the
dealers may reallow, a discount not in excess of   % of the principal amount of
the notes to other dealers. After the initial public offering, the public offering price, concession and discount may be changed.

    The expenses of the offering, not including the underwriting discount, are estimated to be $620,000 and are payable by us.

    The table below sets forth the compensation we will pay each underwriter in the form of an underwriting discount on the notes. We have not granted an over-allotment option to the underwriters.

                                                              UNDERWRITING
                        UNDERWRITER                             DISCOUNT
                        -----------                           ------------
Merrill Lynch, Pierce, Fenner & Smith
           Incorporated.....................................
Banc of America Securities LLC..............................
Banc One Capital Markets, Inc.
TD Securities...............................................
                                                              ------------
           Total............................................  $    975,000
                                                              ============

NO SALES OF SIMILAR SECURITIES

    We have agreed, with exceptions, not to sell or transfer any debt securities for 30 days after the date of this prospectus without first obtaining the written consent of Merrill Lynch. Specifically we have agreed not to directly or indirectly:

    - offer, pledge, sell, or contract to sell any debt securities,

    - sell any option or contract to purchase any debt securities,

    - purchase any option or contract to sell any debt securities,

    - grant any option, right or warrant for the sale of any debt securities,

    - file a registration statement for any debt securities, or

    - lend or otherwise dispose of or transfer any debt securities.

    This lockup provision applies to debt securities and to any securities convertible into or exercisable or exchangeable for debt securities.

NEW ISSUE OF NOTES

    The notes are a new issue of securities with no established trading market. We do not intend to apply for listing of the notes on any national securities exchange or for quotation of the notes on any automated dealer quotation system. We have been advised by the underwriters that they presently intend to make a market in the notes after completion of the offering. However, they are under no obligation to do so and may discontinue any market-making activities at any time without any notice. We cannot assure the liquidity of the trading market for the notes or that an active public market for the notes will develop. If an active public trading market for the notes does not develop, the market price and liquidity of the notes may be adversely affected.

NASD REGULATIONS

    Affiliates of Banc One Capital Markets, Inc., Banc of America Securities LLC and TD Securities (USA) Inc. are lenders on our commercial bank term debt and, upon application of the net proceeds of this offering, will receive their proportionate share of the amount of this debt to be repaid. See "USE OF PROCEEDS." Because more than ten percent of the net proceeds of the offering may be paid to members or affiliates of members of the National Association of Securities Dealers, Inc. participating in the offering, the offering will be conducted in accordance with NASD Conduct Rule 2710(c)(8).

OTHER RELATIONSHIPS

    Merrill Lynch has been a named agent for the sale of medium-term notes of Questar Gas and Questar Pipeline, and is a commercial paper issue agent for Questar.

                                 LEGAL MATTERS

    Certain legal matters will be passed upon for us by Connie C. Holbrook, Vice President, General Counsel and Corporate Secretary of Questar, 180 East 100 South Street, Salt Lake City, Utah 84111, and by Skadden, Arps, Slate,
Meagher & Flom LLP, Four Times Square, New York, New York 10036. Brown & Wood LLP, 555 California Street, San Francisco, California 94104, will act as counsel for the underwriters. In rendering their opinion, Brown & Wood LLP may rely upon the opinion of Ms. Holbrook as to all matters governed by Utah law. As of September 30, 2000, Ms. Holbrook beneficially owned 232,358 shares of common stock of Questar (including currently exercisable options to purchase 133,525 shares of common stock of Questar).

                                    EXPERTS


    Ernst & Young LLP, independent auditors, have audited our consolidated financial statements at December 31, 1999 and 1998 and for each of the three years in the period ended December 31, 1999 included in our Amendment No. 3 to our registration statement on Form 10/A dated January 25, 2001, as set forth in their report, which is incorporated by reference in this prospectus and elsewhere in the registration statement. Our consolidated financial statements are incorporated by reference in reliance on Ernst & Young LLP's report, given on their authority as experts in accounting and auditing.


    Certain information with respect to our oil and gas reserves has been derived from the reports of Ryder Scott Company, LP, H.J. Gruy and Associates, Inc., Netherland Sewell & Associates, Inc., Malkewicz Hueni Associates, Inc., and Gilbert Laustsen Jung Associates Ltd., independent petroleum engineers, and has been included and incorporated by reference in this prospectus upon the authority of such firms as experts with respect to matters covered by such reports and in giving such reports.

                   WHERE YOU CAN FIND ADDITIONAL INFORMATION

    We will file annual, quarterly and special reports and other information with the Securities and Exchange Commission. You may read and copy any document we file at the public reference facilities of the SEC located at 450 Fifth Street N.W., Washington, D.C. 20549. You may obtain information on the operation of the SEC's public reference facilities by calling the SEC at 1-800-SEC-0330. You can also obtain copies of this material from commercial retrieval services and electronically at the SEC's Internet web site at http://www.sec.gov.

    This prospectus is part of a registration statement (Registration
No. 333-34640) we filed with the SEC. The SEC permits us to "incorporate by reference" the information we file with them, which means that we can disclose important information to you by referring you to those documents filed with the SEC. The information incorporated by reference is considered to be part of this prospectus, and information that we file with the SEC after the date of this prospectus will automatically update and supersede this information. This prospectus incorporates by reference the documents set forth below that we have filed with the SEC. These documents contain important information about our operations.


               FILING                                 PERIOD
-------------------------------------  -------------------------------------
Registration Statement on Form 10      Dated April 12, 2000

Amendment No. 1 to Registration        Dated November 9, 2000
  Statement on Form 10/A

Amendment No. 2 to Registration        Dated January 10, 2001
  Statement on Form 10/A

Amendment No. 3 to Registration        Dated January 25, 2001
  Statement on Form 10/A

Quarterly Report on Form 10-Q          Quarter ended June 30, 2000

Quarterly Report on Form 10-Q          Quarter ended September 30, 2000

Current Report on Form 8-K             Dated November 21, 2000

Current Report on Form 8-K             Dated December 7, 2000


We also incorporate by reference any future filings made with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended, until we sell all of the notes being registered or until this offering is otherwise terminated.

    If you request a copy of any or all of the documents incorporated by reference, then we will send to you the copies you requested at no charge. However, we will not send exhibits to the documents unless exhibits are specifically incorporated by reference in those documents. You should direct requests for copies to: Corporate Secretary, Questar Market Resources, Inc., 180 East 100 South Street, Salt Lake City, Utah 84111; telephone number
(801) 324-5202.

                   GLOSSARY OF COMMONLY USED OIL & GAS TERMS

    "Bbl" means barrel. One barrel is the equivalent of 42 standard U.S.
gallons.

    "Bcf" means billion cubic feet, a common unit of measurement of natural gas.

    "Bcfe" means billion cubic feet of natural gas equivalents. Oil volumes are converted to natural gas equivalents using the ratio of one barrel of crude oil to six thousand cubic feet of natural gas.

    "Btu" means British thermal unit, measured as the amount of energy required to raise the temperature of one pound of water one degree Fahrenheit.


    "Completion" means the completion of the processes necessary before production of oil or natural gas occurs (e.g., perforating the casing; installing permanent equipment in the well), or in the case of a dry hole, the reporting of abandonment to the appropriate agency.


    "Development well" means a well drilled into a known producing formation in a previously discovered field.

    "Dry hole" means a well found to be incapable of producing hydrocarbons in sufficient quantities such that proceeds from the sale of such production exceed production expenses and taxes.

    "Dth" means decatherm or ten therms. One decatherm equals one million Btu.

    "Exploratory well" means a well drilled into a previously untested geologic structure to determine the presence of oil or gas.

    "Gross" natural gas and oil wells or "gross" acres equals the number of wells or acres in which we have an interest.

    "MBbls" means thousand barrels.

    "Mcf" means thousand cubic feet.

    "Mcfe" means thousand cubic feet of natural gas equivalents.

    "MDths" means thousand decatherms.

    "MMBbls" means million barrels.

    "MMBtu" means million British thermal units.

    "MMcf" means million cubic feet.

    "MMDth" means million decatherms.

    "Net" gas or oil wells or "net" acres are determined by multiplying gross wells or acres by our working interest percentage in those wells or acres.

    "NGL" means natural gas liquids.

    "Proved reserves" means those quantities of natural gas and crude oil, condensate, and natural gas liquids on a net revenue basis, which geological and engineering data demonstrate with reasonable certainty to be recoverable under existing economic and operating conditions. "Proved developed reserves" are proved developed producing reserves and proved developed behind-pipe reserves. "Proved developed producing reserves" are only those reserves expected to be recovered from existing completion intervals on existing wells. "Proved undeveloped reserves" are those reserves expected to be recovered from new wells on proved undrilled acreage or from existing wells where a relatively major expenditure is required for recompletion.

    "Reservoir" means a porous and permeable underground formation containing a natural accumulation of producible natural gas and/or oil that is confined by impermeable rock or water barriers and is separate from other reservoirs.

    "Working interest" means an interest that gives the owner the right to drill, produce, and conduct operating activities on a property and receive a share of any production.

    Through and including             , 2001, all dealers effecting transactions
in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

                                  $150,000,000

                         QUESTAR MARKET RESOURCES, INC.

                               % NOTES DUE 20[  ]

                                   PROSPECTUS

                              MERRILL LYNCH & CO.
                         BANC OF AMERICA SECURITIES LLC
                         BANC ONE CAPITAL MARKETS, INC.
                                 TD SECURITIES

                                           , 2001

                                    PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

    The following table sets forth the fees and expenses payable by us in connection with the offering of the notes registered hereunder. All such fees and expenses other than the Securities and Exchange Commission Registration Fee are estimated.

Securities and Exchange Commission Registration Fee.........  $ 39,600
Printing Expenses...........................................    35,000
Legal Fees and Expenses.....................................   265,000
Accounting Fees and Expenses................................   200,000
Blue Sky Fees and Expenses..................................     5,000
Trustee's Fees and Expenses.................................     6,000
Rating Agency Fees..........................................    65,000
Miscellaneous...............................................     4,400
                                                              --------
Total.......................................................  $620,000
                                                              ========

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS

    Reference is made to Section 16-10a-901 through 16-10a-909 of the Utah Revised Business Corporation Act, which provides for indemnification of directors and officers in certain circumstances.

    Our Bylaws provide that we may voluntarily indemnify any individual made a party to a proceeding because he is or was our director, officer, employee or agent against liability incurred in the proceeding, but only if we have authorized the payment in accordance with the applicable statutory provisions of the Utah Revised Business Corporation Act (Sections 16-10a-902, 16-10a-904 and 16-10a-907) and a determination has been made in accordance with the procedures set forth in such provision that such individual conducted himself in good faith, that he reasonably believed his conduct, in his official capacity with us, was in its best interests and that his conduct, in all other cases, was at least not opposed to our best interests, and that he had no reasonable cause to believe his conduct was unlawful in the case of any criminal proceeding. The foregoing indemnification in connection with a proceeding by or in our right is limited to reasonable expenses incurred in connection with the proceeding, which expenses may be advanced by us. Our Bylaws provide that we may not voluntarily indemnify our director, officer, employee or agent in connection with a proceeding by or in our right in which such individual was adjudged liable to us or in connection with any other proceeding charging improper personal benefit to him, whether or not involving action in his official capacity, in which he was adjudged liable on the basis that personal benefit was improperly received by him.

    Our Bylaws provide further that we shall indemnify our director, officer, employee or agent who was wholly successful, on the merits or otherwise, in defense of any proceeding to which he was a party because he is or was such a director, officer, employee or agent, against reasonable expenses incurred by him in connection with the proceeding.

    Our Bylaws further provide that no director shall be personally liable to us or our stockholders for monetary damages for any action taken or any failure to take any action, as a director, except liability for (a) the amount of a financial benefit received by a director to which he is not entitled; (b) an intentional infliction of harm on us or our shareholders; (c) any action that would result in liability of the director under the applicable statutory provision concerning unlawful distributions; or (d) an intentional violation of criminal law.

    Our parent maintains an insurance policy on behalf of our officers and directors pursuant to which (subject to the limits and limitations of such policy) the officers and directors are insured against certain expenses in connection with the defense of actions or proceedings, and certain liabilities which might be imposed as a result of such actions or proceedings, to which any of them is made a party by reason of being or having been a director or officer.

    Reference is made to Sections 6 and 7 of the Purchase Agreement, the form of which is filed as Exhibit 1.01 hereto, for the description of the indemnification and contribution arrangements for this offering.

ITEM 16. EXHIBITS

    (a) Exhibits:

       EXHIBIT
       NUMBER                                              DESCRIPTION
---------------------              ------------------------------------------------------------
                *1.01      --      Form of Purchase Agreement.
                *4.01      --      Form of Indenture, dated as of       , 2001, between us and
                                   Bank One Trust Company, NA, as Trustee, relating to our debt securities.
                *4.02      --      Form of Note.
                *5.01      --      Opinion of Connie C. Holbrook, Esq.
                *5.02      --      Opinion of Skadden, Arps, Slate, Meagher & Flom LLP.
               *12.01      --      Statement of Computation of Ratio of Earnings to Fixed
                                   Charges.
                23.01      --      Consent of Ernst & Young LLP.
               *23.02      --      Consent of Connie C. Holbrook, Esq. (included in
                                   Exhibit 5.01).
               *23.03      --      Consent of Skadden, Arps, Slate, Meagher & Flom LLP
                                   (included in Exhibit 5.02).
                23.04      --      Consent of Ryder Scott Company, LP
                23.05      --      Consent of H.J. Gruy and Associates, Inc.
                23.06      --      Consent of Netherland Sewell & Associates, Inc.
                23.07      --      Consent of Malkewicz Hueni Associates Ltd.
                23.08      --      Consent of Gilbert Laustsen Jung Associates Ltd.
               *24.01      --      Form of Power of Attorney (included on signature page to the
                                   Registration Statement).
               *25.01      --      Statement of Eligibility of Trustee on Form T-1.

------------------------

*   Previously filed

ITEM 17. UNDERTAKINGS

    A. The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or
       Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

    B. Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions of Utah law and the registrant's bylaws, a summary of which is set forth in Item 15 hereof, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

    C.  The undersigned registrant hereby undertakes that:

       1. For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Company pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

       2. For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES


    Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Amendment No. 3 to the Registration Statement on Form S-3 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Salt Lake, State of Utah, on the 25th day of January, 2001.


                                                       QUESTAR MARKET RESOURCES, INC.

                                                       By:               /s/ G.L. NORDLOH
                                                            -----------------------------------------
                                                                           G.L. Nordloh
                                                              PRESIDENT AND CHIEF EXECUTIVE OFFICER


    Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 3 to the Registration Statement has been signed by the following persons in the capacities and on the dates indicated.


                   NAME                                    TITLE                         DATE
                   ----                                    -----                         ----
                    *
    ---------------------------------       Chairman of the Board and Director
                R.D. Cash

                    *                       President and Chief Executive
    ---------------------------------         Officer; Director (Principal
               G.L. Nordloh                   Executive Officer)

                    *                       Vice President, Treasurer and Chief
    ---------------------------------         Financial Officer (Principal
                S.E. Parks                    Financial Officer)

                    *
    ---------------------------------       Manager, Accounting (Principal
             B. Kurtis Watts                  Accounting Officer)

                    *
    ---------------------------------       Director
               Teresa Beck

                    *
    ---------------------------------       Director
             Patrick J. Early

                    *
    ---------------------------------       Director
             Clyde M. Heiner

                   NAME                                    TITLE                         DATE
                   ----                                    -----                         ----
                    *
    ---------------------------------       Director
             William N. Jones


*By:               /s/ G.L. NORDLOH
             ----------------------------
                     G.L. Nordloh                                                        January 25, 2001
                 AS ATTORNEY-IN-FACT

                                 EXHIBIT INDEX

       EXHIBIT
       NUMBER                                              DESCRIPTION
---------------------              ------------------------------------------------------------
                *1.01      --      Form of Purchase Agreement.
                *4.01      --      Form of Indenture, dated as of             , 2001, between
                                   us and Bank One Trust Company, NA, as Trustee, relating to our debt securities.
                *4.02      --      Form of Note.
                *5.01      --      Opinion of Connie C. Holbrook, Esq.
                *5.02      --      Opinion of Skadden, Arps, Slate, Meagher & Flom LLP.
               *12.01      --      Statement of Computation of Ratio of Earnings to Fixed
                                   Charges.
                23.01      --      Consent of Ernst & Young LLP.
               *23.02      --      Consent of Connie C. Holbrook, Esq. (included in
                                   Exhibit 5.01).
               *23.03      --      Consent of Skadden, Arps, Slate, Meagher & Flom LLP
                                   (included in Exhibit 5.02).
                23.04      --      Consent of Ryder Scott Company, LP
                23.05      --      Consent of H.J. Gruy and Associates, Inc.
                23.06      --      Consent of Netherland Sewell & Associates, Inc.
                23.07      --      Consent of Malkewicz Hueni Associates Ltd.
                23.08      --      Consent of Gilbert Laustsen Jung Associates Ltd.
               *24.01      --      Form of Power of Attorney (included on signature page to the
                                   Registration Statement).
               *25.01      --      Statement of Eligibility of Trustee on Form T-1.

------------------------

*   Previously filed